International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
September 30, 2025
(Unaudited)
IBRD Management's Discussion and Analysis: September 30, 2025    1

Management’s Discussion and Analysis
Tables
Figures
1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The
World Bank consists of IBRD and IDA.
2    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section I: Overview

Section I: Overview
Introduction
International Bank for Reconstruction and Development (IBRD), an international organization owned by its 189 member countries, is one of the five institutions of the World Bank Group (WBG1). Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs primarily to middle-income and creditworthy lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
IBRD's mission - as one of the WBG entities - is to end extreme poverty and boost shared prosperity on a livable planet. Central to this mission is job creation, recognized as a key driver of sustainable development. The WBG's approach to job creation is anchored in three pillars in five high-impact sectors.
The three pillars are: establishing critical infrastructure as a foundation for employment, fostering an enabling environment through effective policies and regulations, and mobilizing private capital to supplement public finance and catalyze investment at scale. The five sectors are: infrastructure and energy, agribusiness, healthcare, tourism, and value-added manufacturing. To achieve these ambitions,
IBRD is adapting its ways of working by deepening collaboration across the WBG, leveraging data and knowledge solutions to maximize impact, tailoring approaches to country-specific contexts, strengthening investor engagement, upskilling in key areas, and enhancing its capacity to manage both financial and non-financial risks.
IBRD remains committed to delivering impact at scale by proactively adapting to the evolving global landscape while leveraging its unique strengths within the WBG to create opportunities and improve living standards for millions worldwide.
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.
IBRD Management's Discussion and Analysis: September 30, 2025    3

Management’s Discussion and Analysis	Section I: Overview
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-
term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to grow reserves to strengthen its financial position.
It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle income and creditworthy low-income countries, loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years.
Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies. Borrowers have generally preferred loans denominated in U.S. dollars and euros.
IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps, catastrophe derivatives and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are largely financed through its equity and from borrowings raised in the capital markets and from shareholders. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.
Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses
(particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly,
Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting –
Allocable Income.
Sources and Uses of Revenue
IBRD’s primary sources of revenue are from loans and investments, both net of borrowing expenses
(Figure 1). These revenues cover administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
4    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section I: Overview
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Liquid Investments
Loans
Debt
Equity
Revenue
Funding
Net Interest Revenue
Return on Investments
-
Cost of borrowings
=
Investment Revenue, net
Loan Revenue
-
Cost of borrowings
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus

Basis of Reporting
Reported Basis
IBRD’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are independently audited on an annual basis. Generally,
Investments - Trading, Borrowings, and Derivatives are reported at fair value in the Balance Sheets, with changes in fair value reported in the Statements of Income. Changes in IBRD’s own credit are reflected in
Other Comprehensive Income. Hybrid capital and IBRD’s loans are reported at amortized cost in the
Balance Sheets.
The variability in IBRD’s reported net income is inherently driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios as not all financial instruments are reported on the same measurement basis. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance
Sheets, with changes in fair values accounted for through the Statements of Income.
Non-GAAP Measures
Management uses certain non-GAAP financial measures to evaluate the underlying operations and financial performance of IBRD. A non-GAAP financial measure is a measure that is adjusted to exclude, include, or reclassify certain items or components from the most directly comparable measure calculated in accordance with U.S. GAAP and reported in the audited financial statements.
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income is a non-GAAP measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-
IBRD Management's Discussion and Analysis: September 30, 2025    5

Management’s Discussion and Analysis	Section I: Overview
trading portfolios, as well as Board of Governors-approved transfers, which primarily relate to the allocation of the prior year’s net income.
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments reported at fair value (borrowing portfolio, and derivatives in the loans and other Asset/Liability Management (ALM) portfolios) are excluded from allocable income.
For trading securities, allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost.
See Section III: Financial Results and Table 6, for details of the adjustments to reported net income to calculate allocable income.
Usable Equity
IBRD's Usable Equity represents the amount of equity that is available to support IBRD's lending operations.
See Section IV: Risk Management and Table 12 for the components of Usable Equity.
Equity-to-Loans Ratio
IBRD's capital adequacy model mandates that IBRD hold capital for credit risk, market risk, and operational risk covering all activities and assets on its books. The Equity-to-Loans ratio is a key indicator of IBRD's capital adequacy representing IBRD's Usable Equity as a percentage of its total loans, guarantees and other exposures.
See Section IV: Risk Management and Table 12 for more details on the Equity-to-Loans ratio.
6    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section II: Executive Summary

Section II: Executive Summary
This Management’s Discussion and Analysis (MD&A) reflects the results of IBRD’s financial performance for the three months ended September 30, 2025 (FY26 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2025 (FY25).
IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal year ended June 30,
	2025	2024	2025
Lending Highlights (Section III)
Loans and Guarantees
Net commitments [a]	$6,497	$5,567	$40,885
Gross disbursements	7,193	6,469	30,779
Net disbursements	3,775	3,672	14,794

Income Statement (Section III)
Board of Governors-approved transfers	$(1,082)	$(815)	$(815)
Net (loss) income	(474)	(518)	2,100

Balance Sheet (Section III)
Total assets	$411,312	$376,121	$399,511
Investments-Trading [b]	107,294	94,239	102,674
Net loans outstanding	283,928	266,328	280,043
Borrowings [b]	318,563	287,131	306,161
Total equity	71,199	64,518	72,012

Non-GAAP Measures:
Allocable Income (Section III) [c]	$570	$743	$2,384
Usable Equity (Section IV)	58,199	55,473	57,878
Equity-to-Loans Ratio (Section IV)	21.3%	21.3%	21.6%

Private Capital Mobilization [d]	$714	$373	$7,689

a. Commitments that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. See Notes to the Condensed Quarterly Financial Statements: Note C - Investments, Note E - Borrowings.
c. Refer to Table 6 for a reconciliation of net income to allocable income.
d. The amount of private financial resources contributed by third-parties and alongside IBRD's own activities, including lending, guarantees, or technical assistance. Because these amounts are provided by third-parties, they are not recorded as IBRD's financial transactions, except for private capital at risk in IBRD's issuances of outcome and catastrophe-linked bonds, if any.

IBRD Management's Discussion and Analysis: September 30, 2025    7

Management’s Discussion and Analysis	Section II: Executive Summary
Summary Financial Results
Net Loss
IBRD's net loss was $474 million for the first three months of FY26, compared with a net loss of $518 million during the same period in FY25. The $44 million decrease in net loss was primarily due to unrealized mark-to-market gains on IBRD’s non-trading portfolios in FY26 YTD compared to unrealized mark-to-market losses in FY25 YTD. These were partially offset by the $267 million increase in Board of
Governors-approved transfers and the net increase in provisions for losses on loans and other exposures
($36 million charge in FY26 YTD compared to a release of provisions of $194 million in FY25 YTD). The
$1,082 million of Board of Governors-approved transfers in FY26 YTD were expensed as grants upon approval by the Board of Governors and were funded from IBRD's prior years' allocable income.
Allocable Income
Allocable income is a non-GAAP measure that IBRD uses for making net income allocation decisions.
Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-
market gains and losses for these portfolios are not included in IBRD’s allocable income. In addition,
Board of Governors-approved transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.
During FY26 YTD, allocable income was $570 million, a decrease of $173 million from the same period in
FY25. The decrease was primarily due to the net increase in provision for losses on loans and other exposures in FY26 YTD, compared to a release of provision in FY25 YTD (Section III and Section IV).
In millions of U.S. dollars - all amounts are for the first three months of the fiscal year (YTD)
Lending Operations
IBRD’s lending operations during the first three months of FY26 provided $6.5 billion of net commitments,
$7.2 billion of gross loan disbursements (Table 7), and $3.8 billion of net loan disbursements. Net loans outstanding were $283.9 billion as of September 30, 2025.
In billions of U.S. dollars
Disbursements YTD

Net commitments were higher by $0.9 billion compared with the same period in FY25 (Table 8). The regions with the largest share of commitments in the first three months of FY26 were Latin America and the Caribbean with 44%, and Europe and Central Asia with 28%.
8    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section II: Executive Summary
Investments - Trading
IBRD’s Investments - Trading increased by $4.6
billion, from $102.7 billion as of June 30, 2025 to
$107.3 billion as of September 30, 2025. The
increase was primarily due to net new debt
issuances that were higher than net loan
disbursements during the period, and is
consistent with the higher target liquidity level in
FY26, compared with FY25.
In billions of U.S. dollars
Investments - Trading
Borrowings
Borrowings reported at fair value: As of
September 30, 2025, the borrowings reported at
fair value were $318.1 billion, $12.4 billion
higher than June 30, 2025. The increase was
mainly due to net new debt issuances that
financed the growing development and lending
operations, and satisfied liquidity requirements.
Borrowings reported at amortized cost: As of
September 30, 2025, the borrowings reported at
amortized cost were $482 million, all related to
IBRD's issuances of hybrid capital (Section III
and Section IV).
In billions of U.S. dollars
Borrowings
Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 21.6%
as of June 30, 2025 to 21.3% as of
September 30, 2025, primarily due to the
increase in loan exposures outpacing the
increase in usable equity (Section IV), and
remained above the policy minimum of 18%. In
line with IBRD's currency management
approach, exchange rate movements during the
period did not have an impact on IBRD's Equity-
to-Loans ratio.
The subscription periods for the 2018 General
and Selective Capital Increases (GCI and SCI)
ended on October 1 2025, with $0.3 billion
received in FY26 YTD and an additional $0.2
billion received in October 2025. As of
September 30, 2025, the cumulative
subscription payments received under the
capital increases were $6.8 billion and reached
a total of $7 billion in October at the end of the
subscription period (of the total $7.5 billion
available for subscription).
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
0%
Jun 22
Jun 23
Jun 24
Jun 25
Sep 25
Equity-to-Loans Ratio
Policy Minimum

IBRD Management's Discussion and Analysis: September 30, 2025    9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results
Portfolio Performance and Financial Results
The following table shows IBRD’s Condensed Balance Sheets as of September 30, 2025 and June 30,
2025 and the key factors driving these financial results.
Table 2: Condensed Balance Sheets

In millions of U.S. dollars
As of	September 30, 2025	June 30, 2025	Decrease	Increase
Investments and due from banks	$107,727	$103,173
Net loans outstanding [a]	283,928	280,043
Derivative assets, net	688	666
Other assets	18,969	15,629
Total Assets	$411,312	$399,511
Borrowings	318,563	306,161
Derivative liabilities, net	11,476	12,454
Other liabilities	10,074	8,884
Total equity	71,199	72,012
Total Liabilities and Equity	$411,312	$399,511

a. The fair value of IBRD’s loans was $282,946 million as of September 30, 2025 ($278,883 million – June 30, 2025).
The main drivers of the change in the Balance Sheet items are below:
•Increase in investments and due from banks was primarily due to net new debt issuances exceeding net loan disbursements during FY26 YTD;
•Increase in net loans outstanding was primarily from net loan disbursements of $3.8 billion during
FY26 YTD;
•Increase in borrowings was primarily due to net new issuances;
•Decrease in derivative liabilities, net due to the gains on borrowing-related derivatives as a result of the decrease in relevant interest rates; and
•Decrease in total equity, primarily due to the decrease in accumulated other comprehensive income (AOCI) driven by the lower Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities due to changes in IBRD's own credit during FY26 YTD.
10    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Net Loss
IBRD’s net loss was $474 million in FY26 YTD, compared with a net loss of $518 million in FY25 YTD.
The decrease was primarily due to the unrealized mark-to-market gains on non-trading portfolios. This was partially offset by the higher Board of Governors-approved transfers and the net increase in provisions for losses on loans and other exposures in FY26 YTD compared to FY25 YTD.
Table 3: Condensed Statements of Income

In millions of U.S. dollars			Impact on income
For the three months ended September 30,	2025	2024	Decrease	Increase
Interest revenue
Loans, net (Table 20)	$3,701	$4,225
Other asset / liability management derivatives, net	(260)	(416)
Investments-Trading, net (Table 20)	1,096	1,145
Borrowing expenses, net (Table 20)	(3,626)	(4,067)
Interest revenue, net of borrowing expenses (Table 21)	$911	$887

Provision for losses on loans and other exposures, (charge) release	(36)	194
Non-interest revenue
Revenue from externally funded activities (Table 9)	182	184
Commitment charges (Table 5)	35	40
Other, net (Table 5)	10	8

Non-interest expenses
Administrative [a] (Table 9)	(577)	(576)
Contributions to special programs (Table 9)	—	(1)
Other, net [b]	63	38

Board of Governors-approved transfers	(1,082)	(815)
Currency remeasurement gains (losses), net	6	(47)
Mark-to-market losses on trading securities, net	(91)	(7)
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	105	(423)
Net loss	$(474)	$(518)

a. Includes pension service cost of $62 million for the three months ended September 30, 2025 ($73 million – three months ended September 30, 2024). See Table 9.
b. Includes income from net pension cost, other than service cost, of $69 million for the three months ended September 30, 2025 ($44 million – three months ended September 30, 2024) See Table 9.
Table 4 below provides an interest rate and volume analysis of IBRD's interest revenue and borrowing expenses. The variance reflects the year-over-year change in interest income on loans, investments-
trading, and borrowing expenses between FY25 YTD and FY26 YTD.
Table 4: Rate and Volume Analysis of Changes in Interest Revenue and Borrowing Expenses
In millions of U.S. dollars

For the three months ended September 30,	2025 versus 2024
		Variance due to changes in
	Total Variance	Volume	Rate
Increase (decrease) in Interest revenue related to:
Loans	$(524)	$1,154	$(1,678)
Investments-Trading	(49)	677	(726)

(Increase) decrease in Interest expense related to:
Borrowings	$441	$(1,840)	$2,281

As illustrated in Figure 1, investments are funded by borrowings, and loans are funded by borrowings and equity. Under IBRD’s pricing policy, the lending rates for IBRD’s loans are based on the underlying cost of the borrowings funding these loans, therefore, interest revenue, net of borrowing expenses provides an
IBRD Management's Discussion and Analysis: September 30, 2025    11

Management’s Discussion and Analysis	Section III: Financial Results
overall view of IBRD’s net income generation. Table 5 below shows revenue on interest earning assets net of interest expenses from borrowings funding these assets and the other components of allocable income.
Table 5: Statement of Allocable Income (non-GAAP Measures)

In millions of U.S. dollars			Impact on income
For the three months ended September 30,	2025	2024	Decrease	Increase
Revenue on interest earning assets
Loan interest margin [a]	$625	$581
Loan interest revenue from loans funded by equity	581	711
Loan interest revenue, net of borrowing expenses (Table 20)	$1,206	$1,292
Other asset / liability management (ALM) derivatives, net (Table 3)	(260)	(416)
Investment revenue, net of borrowing expenses (Table 20)	24	19
Total revenue on interest earning assets, net (Table 21)	$970	$895

Provision for losses on loans and other exposures, (charge) release (Table 3)	(36)	194
Net non-interest expenses (Table 9)	(403)	(388)
Commitment charges (Table 3)	35	40
Non-interest revenue - Other, net (Table 3)	10	8
Non-interest expenses - Other	(6)	(6)
Allocable Income	$570	$743

a. Represents the margin between loan returns and associated debt cost.
See Section VI: Reconciliations of Components of Allocable Income and Table 6 below for a reconciliation of net loss (Table 3) to allocable income (Table 5).
Table 6: Reconciliation of Net Income to Allocable Income

In millions of U.S. dollars
For the three months ended September 30,	2025	2024
Net Loss (Table 3)	$(474)	$(518)
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved transfers (Table 3)	1,082	815
Currency remeasurement (gains) losses, net [a] (Table 3)	(6)	47
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(105)	423
Pension adjustment	(77)	(39)
Income from PEBP and PCRF investment holdings	(53)	(56)
Mark-to-market losses on certain forward contracts related to assets held at amortized cost [b]	208	71
EFO, RAMP, LPF1, and GFPP [c]	(5)	—
Allocable Income (Table 5)	$570	$743

a. Currency remeasurements relating to assets and liabilities denominated in non-functional currencies.
b. This adjustment applies to trades where the unrealized gains and losses on derivative forward contracts are recorded in the
Mark-to-market losses on trading securities, net line of the Condensed Statements of Income.

c. Includes  Externally Financed Outputs (EFO) income subject to contractual donor restrictions and transferred to Restricted
Retained Earnings; Reserve Advisory and Management Partnership (RAMP)-related revenue and expenses excluded under a
Board-approved framework to ensure use solely for program delivery; and unrealized mark-to-market gains on IBRD Surplus-
Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) investments, representing funds restricted for the specified uses, if any.

Results from Lending activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates (Figure 2). The portion of loans funded by equity is sensitive to changes in short-term interest rates.
12    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Figure 2: Loan Interest Revenue and Borrowing
Expenses (Including Related Derivatives)
In millions of U.S. dollars, YTD

Loan interest revenue (including related derivatives)
Borrowing expenses funding loans (including related derivatives)
6,000
4,000
2,000
0
FY22
FY23
FY24
FY25
FY26

Figure 3: Loan Interest Revenue, Net of
Borrowing Expenses
In millions of U.S. dollars, YTD

Loan interest revenue, net of borrowing expenses a
Loan interest revenue, net of borrowing expenses a and Other ALM derivatives, combined
2,000
1,500
1,000
500
0
FY22
FY23
FY24
FY25
FY26

a.Includes related derivatives.
For the first three months of FY26, IBRD’s loan interest revenue, net of borrowing expenses was $1,206 million, a decrease of $86 million, compared with the same period in FY25 (Figure 3), consistent with the decrease in the short-term interest rates, partially offset by the higher average loan balance during the period. Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the decrease in loan interest revenue, net of borrowing expenses of $86 million and the decrease in interest expense from Other ALM derivatives, net of $156 million from FY25 YTD to FY26
YTD, resulted in a total increase in net loan interest revenue of $70 million.
Provision for losses on loans and other exposures
IBRD recorded a provision expense for losses on loans and other exposures of $36 million in FY26 YTD, compared to a release of $194 million in FY25 YTD. As the majority of IBRD’s loans carry variable interest rates, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the Condensed Statements of Income. Accordingly,
the change was primarily driven by the lower loss given default (severity) in FY25 YTD, due to the lower relevant implied forward interest rates in FY25 YTD as compared to FY26 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest. The provision expense in FY26 YTD was primarily due to the additional exposure from the increase in loans outstanding.
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

300
280
260
240
280.0
7.2
(3.4)
0.1
283.9
Net Loans outstanding as of June 30, 2025
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of September 30, 2025

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
*
Amount less than $0.1 billion
*
3 Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as
defined by the United Nations.
IBRD Management's Discussion and Analysis: September 30, 2025    13

Management’s Discussion and Analysis	Section III: Financial Results
As of September 30, 2025, 78% of IBRD’s total loans outstanding after derivatives, were denominated in
U.S. dollars, and 21% were denominated in euro. For the regional presentation of loans outstanding, see
Notes to Condensed Quarterly Financial Statements, Note D - Loans and other exposures, Table D6.
Gross disbursements were $7.2 billion in FY26 YTD, a $0.7 billion increase compared with the same period in FY25 (Table 7).

Table 7: Gross Disbursements by Region
In millions of U.S. dollars
For the three months ended September 30,	2025	% of total	2024	% of total	Variance
Eastern and Southern Africa	$1,525	21%	$24	*	$1,501
Western and Central Africa	55	1	22	*	33
East Asia and Pacific	2,272	32	1,282	20	990
Europe and Central Asia	772	11	525	8	247
Latin America and the Caribbean	1,816	25	1,734	27	82
Middle East, North Africa, Afghanistan and Pakistan [a]	611	8	1,104	17	(493)
South Asia [a]	142	2	1,778	28	(1,636)
Total	$7,193	100%	$6,469	100%	$724

a. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa,
Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

* Indicates percentage less than 0.5%.
Net commitments were $6.5 billion in FY26 YTD, a $0.9 billion increase compared with the same period in
FY25 (Table 8).

Table 8: Net Commitments by Region
In millions of U.S. dollars
For the three months ended September 30,	2025	% of total	2024	% of total	Variance
Eastern and Southern Africa	$159	3%	$988	18%	$(829)
Western and Central Africa	—	—	—	—	—
East Asia and Pacific	1,423	22	653	12	770
Europe and Central Asia	1,847	28	2,299	41	(452)
Latin America and the Caribbean	2,855	44	1,627	29	1,228
Middle East, North Africa, Afghanistan and Pakistan [a]	—	—	—	—	—
South Asia [a]	213	3	—	—	213
Total	$6,497	100%	$5,567	100%	$930

a. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa,
Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

Climate Resilient Debt Clause (CRDC)
IBRD offers CRDCs for eligible new and existing loans (with a minimum remaining maturity of five years), for certain borrowers3. CRDCs allow eligible borrowing countries to defer payments of principal and/or interest (and other loan charges) for up to two years after an eligible event. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the original weighted average maturity of the loan and does not extend the final maturity date.
IBRD's loans outstanding as of September 30, 2025 for the 24 countries (including Blend countries) that are eligible for CRDCs was $6.0 billion, representing 2% of the total loans outstanding.
14    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Results from Investing Activities
Net Investment Revenue
IBRD’s net investment revenue was $24 million for the three months ended September 30, 2025, $5 million higher in FY26 YTD compared to FY25 YTD. The increase was primarily driven by the higher mark to market gains, partially offset by the decrease in interest revenue due to lower average interest rates during the period.
Investments - Trading
IBRD’s Investments - Trading was $107.3 billion as of September 30, 2025 ($102.7 billion as of June 30,
2025). See Figure 7 below and Note C: Investments in the Notes to Condensed Quarterly Financial
Statements. The increase in the Investments - Trading was primarily due to the net new debt issuances that were higher than net loan disbursements during the period, and consistent with the higher target liquidity level in FY26 (Table 19).
Figure 6: Investment Revenue, net
In millions of U.S. dollars, YTD
Figure 7: Investments - Trading
In billions of U.S. dollars

Government, agency and corporate obligations
Time deposits
Other investments
120
90
60
30
0
3.6
3.3
4.4
6.2
6.4
39.5
36.8
46.0
52.3
56.3
38.7
39.0
32.4
44.2
44.6
Jun 22
Jun 23
Jun 24
Jun 25
Sep 25

Results from Borrowing Activities
As of September 30, 2025, total borrowings outstanding were $318.6 billion, a $12.4 billion increase compared with June 30, 2025 (Notes to Condensed Quarterly Financial Statements, Note E -
Borrowings). The increase was primarily due to $11.7 billion debt issuances, net of maturities during the period. New issuances of medium-and long-term debt of $22.9 billion during the first three months of
FY26 were highly diversified by investor profile and location, with an average maturity of 6.6 years. The funds raised financed development lending operations and satisfied liquidity requirements.
Figure 8: Borrowings (Original Maturities)
In billions of U.S. dollars

Medium-and long-term
Short-term
350
280
210
140
70
0
15.1
10.1
9.0
13.0
16.6
220.1
227.2
252.8
293.2
302.0
Jun 22
Jun 23
Jun 24
Jun 25
Sep 25

IBRD Management's Discussion and Analysis: September 30, 2025    15

Management’s Discussion and Analysis	Section III: Financial Results
Net Non-Interest Expenses
As shown in Table 9, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between the two entities.
Figure 9: Net Non-Interest Expenses (Reported Basis)
In millions of U.S. dollars, YTD
The decrease in net non-interest expenses from FY25 YTD to FY26 YTD, on a reported basis, was primarily due to the decrease in the net pension and post retirement benefit costs due to the higher amortization of unrecognized actuarial gains during FY26 YTD, compared to FY25 YTD. This is attributable to changes in the actuarial assumptions and the higher-than-expected plan asset returns in
FY25. On an allocable income basis, the increase in net non-interest expenses was primarily driven by higher staff costs. (Table 9).

Table 9: Net Non-Interest Expenses
In millions of U.S. dollars
For the three months ended September 30,	2025	2024	Variance
Administrative expenses
Staff costs	$321	$310	$11
Travel	27	26	1
Consultant fees and contractual services	77	81	(4)
Pension service cost [a]	62	73	(11)
Communications and technology	15	25	(10)
Premises and equipment	38	30	8
Other expenses	37	31	6
Total administrative expenses [b]	$577	$576	$1
Contributions to special programs	—	1	(1)
Revenue from externally funded activities:
Reimbursable revenue – Bank-executed activities for trust funds (BETF)	(110)	(111)	1
Other revenue	(72)	(73)	1
Total Revenue from externally funded activities	$(182)	$(184)	$2
Net non-interest expenses	395	393	2
Add: Inclusion of Net pension cost, other than service cost [c] (Table 3)	(69)	(44)	(25)
Net non-interest expenses - reported basis	$326	$349	$(23)
Adjustments to arrive at net non-interest expenses - non-GAAP measure
Less: Exclusion of Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [d]	77	39	38
Net non-interest expenses - non-GAAP measure	$403	$388	$15

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the period. See Notes to Condensed Quarterly Financial Statements, Note K - Pension and Other Postretirement Benefits.

b. Includes expenses related to BETF of $110 million for FY26 YTD and $111 million for FY25 YTD.
c. Amount is included in Other Non-interest expenses, net in the Condensed Statements of Income (Table 3).
d. Components of this adjustment are included in Table 6.
16    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
For the first three months of FY26, net unrealized mark-to-market gains were $105 million ($423 million net unrealized mark-to-market losses for same period in FY25) (Table 3). The gains in FY26 YTD were mainly driven by the unrealized mark-to-market gains on Other ALM derivatives, net, primarily due to the decrease in relevant interest rates.

Table 10: Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
In millions of U.S. dollars
For the three months ended September 30,	2025	2024	Variance
Loan-related derivatives	$(147)	$(2,062)	$1,915
Other ALM derivatives, net	213	1,842	(1,629)
Borrowings, including derivatives	52	(201)	253
Client operations and other derivatives, net	(13)	(2)	(11)
Unrealized mark-to-market gains (losses) on non-trading portfolios - Reported basis (Table 3)	$105	$(423)	$528

Loan Portfolio
Loans outstanding are reported at amortized cost on the Balance Sheets and therefore the mark-to-
market effect on loans is not reflected in reported net income. However, the derivatives used to convert loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates and have a low sensitivity to the change in interest rates. The lower unrealized mark-to-
market losses on loan related derivatives in the first three months of FY26 compared to the same period in FY25, was mainly due to the smaller decrease in relevant interest rates in FY26 YTD compared to
FY25 YTD. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In the first three months of FY26,
IBRD recorded unrealized mark-to-market gains of $213 million, compared to the gains of $1,842 million in FY25 YTD on this portfolio. The lower unrealized mark-to-market gains were due to the smaller decrease in relevant interest rate for the three months ended September 30, 2025, compared to FY25
YTD. The duration of this portfolio was 4.1 years, within the Board established limit of 5 years.
Borrowing Portfolio
IBRD’s borrowings and the related derivatives are reported at fair value, except for hybrid capital which is reported at amortized cost on the balance sheet. IBRD recorded $52 million of net unrealized mark-to-
market gains on borrowings reported at fair value and associated derivatives, due to the decrease in relevant interest rates as of September 30, 2025, compared to June 30, 2025. The unrealized mark to market gains on the bond-related derivatives were partially offset by the unrealized mark to market losses on borrowings at fair value. The net unrealized mark-to-market losses on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the DVA on Fair Value Option elected liabilities, which is recorded in
Accumulated Other Comprehensive Income (AOCI). For the first three months of FY26, the DVA was
$589 million of unrealized mark-to-market losses, resulting mainly from the tightening of IBRD’s credit spreads relative to the applicable reference rate during the period, compared to unrealized mark-to-
market gains of $514 million due to the widening of IBRD's credit spreads in FY25 YTD. As of
September 30, 2025, IBRD’s Condensed Balance Sheets included a cumulative DVA of $1,075 million of mark-to-market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements,
Note J - Fair Value Disclosures).
IBRD Management's Discussion and Analysis: September 30, 2025    17

Management’s Discussion and Analysis	Section III: Financial Results
Board of Governors-approved Transfers and Allocations
During the first three months of FY26, the Board of Governors approved the following transfers and allocations as shown below:
Table 11: Board of Governors-approved Transfers and Allocations
In millions of U.S. dollars

Date of approval	Amount ($ in million)	Retained Earnings Source	Beneficiary
Board of Governors-approved transfers Reported in the Condensed Statements of Income [a]:
September 8, 2025	$300	Surplus	Trust Fund for Gaza and West Bank
September 8, 2025	782	FY25 allocable income	IDA
Total	$1,082

Board of Governors-approved Allocations Reported as Transfers Within Retained Earnings:
September 8, 2025	$20	Surplus	IBRD Surplus-Funded Livable Planet Fund (LPF1) [b]
September 8, 2025	100	Surplus	Grant Facility for Project Preparation (GFPP) [c]
Total	$120

a. These transfers are unconditional and expensed upon approval.
b. For the three months ended September 30, 2025, grants expensed by the LPF1 were less than $1 million.
c. The Grant Facility for Project Preparation (GFPP) provides grants to support preparation of World Bank financed lending operations. The GFPP is currently financed by IBRD's surplus and is established for an initial period of 7 years. For the three months ended September 30, 2025, no grants were expensed by the GFPP.

Other development activities - Private Capital Mobilization (PCM)
Private Capital Mobilization is the process of leveraging IBRD's development finance to attract additional private sector investment for development projects alongside IBRD's own activities, including: lending, guarantees, advisory services and issuances of IBRD outcome bonds. PCM from third-parties was $714 million in FY26 YTD ($337 million in FY25 YTD). These amounts are not recorded in IBRD's financial statements, except for $36 million of PCM relating to private capital at risk in IBRD's issuances of outcome bonds in FY25 YTD.
18    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit
Committee, periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.
Risk Oversight and Coverage
The Vice President and World Bank Group Chief Risk Officer (CRO) oversees financial, operational, and environmental & social (E&S) risks. These include: (i) Country credit risks associated with the WBG’s sovereign-lending activities; (ii) Market and counterparty risks, encompassing liquidity, market and model risks; (iii) Operational risks, related to people process, and systems, or from external events; and (iv)
Starting July 2025， Environmental and social (E&S) risks, associated with projects, which are managed through a dedicated second line of defense to ensure sustainability, accountability, and alignment with
WBG standards.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in
IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services
(OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.
For a detailed discussion of the risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2025, Section IX: Risk Management.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market, and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
IBRD Management's Discussion and Analysis: September 30, 2025    19

Management’s Discussion and Analysis	Section IV: Risk Management
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks.
IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that
IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.
As shown in Table 12, IBRD’s Equity-to-Loans ratio decreased from 21.6% as of June 30, 2025 to 21.3%
as of September 30, 2025, primarily due to the increase in total loan exposure exceeding the increase in usable equity. In October 2024, as part of the WBG evolution process, the Board approved establishing the new Framework of Restoration Measures (FRM) for capital adequacy, which further strengthens the protection for IBRD’s triple-A rating. The FRM includes a set of capital adequacy-related metrics, along with indicative thresholds, as well as restoration measures. Following the establishment of the FRM, the
Board approved a reduction in the policy minimum Equity-to-Loans ratio from 19% to 18% based on a review of IBRD's capital adequacy framework, which became effective immediately after the Board approval. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-
term financial sustainability.
For capital adequacy purposes, hybrid capital is a component of usable equity in the Equity-to-Loans ratio
(Table 12) in accordance with IBRD's financial policies. As of September 30, 2025, IBRD has signed bi-
lateral agreements for hybrid capital with 9 member countries for a total notional value of $799 million, out of which, $482 million has been settled and reported in the balance sheet.
Portfolio guarantees are risk management instruments that support additional financing capacity for IBRD.
On IBRD's Balance Sheet, effective portfolio guarantees are recorded in Other assets measured based on the expected credit losses on the underlying portfolio. As of September 30, 2025, portfolio guarantee agreements with 2 member countries of $1.1 billion notional were effective. For capital adequacy measures, effective portfolio guarantees are treated as reductions to loan exposures in the Equity-to-
Loans ratio to capture their first-loss and portfolio-wide loss-absorption features.
20    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section IV: Risk Management

Table 12: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of	September 30, 2025	June 30, 2025	Total	Due to Activities	Due to Translation Adjustments

Usable paid-in capital (Table 13)	$22,205	$21,919	$286	$310	$(24)
Special reserve	293	293	—	—	—
General reserve [a]	35,240	35,240	—	—	—
Cumulative translation adjustment [b]	(203)	(224)	21	—	21
Hybrid capital	482	482	—	—	—
Other adjustments [c]	182	168	14	—	14
Equity (usable equity)	$58,199	$57,878	$321	$310	$11

Loan exposures	$287,010	$283,090	$3,920	$3,775	$145
Adjustments for third-party guarantees received	(13,575)	(13,620)	45	46	(1)
Adjustment for portfolio guarantees received [d]	(4,280)	(4,280)	—	—	—
Present value of guarantees provided	3,841	3,818	23	19	4
Effective but undisbursed DDOs	2,935	2,105	830	829	1
Relevant accumulated provisions, net	(2,850)	(2,813)	(37)	(36)	(1)
Deferred loan income	(693)	(681)	(12)	(12)	—
Other exposures	368	366	2	2	—
Loans (total exposure)	$272,756	$267,985	$4,771	$4,623	$148

Equity-to-Loans Ratio	21.3%	21.6%

a. June 30, 2025 amount includes the transfer to the General Reserve, which was approved by the Board on August 7, 2025.
b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative remeasurement gains on non-functional currencies of $230 million ($216 million gains as of June 30, 2025).
d. The adjustment for portfolio guarantees received is management’s estimate of the benefit of the Portfolio Guarantee Platform
(PGP), which covers losses on the entire portfolio (first loss), and also the counterparty credit risk.

Table 13: Usable Paid-In Capital
In millions of U.S. dollars
As of	September 30, 2025	June 30, 2025	Variance
Paid-in Capital	$23,220	$22,911	$309
Deferred amounts to maintain value of currency holdings [a]	(351)	(298)	(53)
Adjustments for unreleased NCPIC:
Restricted cash	(61)	(61)	—
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(313)	(313)	—
Receivable amounts to maintain value of currency holdings	(295)	(325)	30
MOV payable	5	5	—
Total Adjustments for unreleased NCPIC	(664)	(694)	30
Usable paid-in capital	$22,205	$21,919	$286

a. The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.
IBRD Management's Discussion and Analysis: September 30, 2025    21

Management’s Discussion and Analysis	Section IV: Risk Management
The subscription period for the 2018 GCI and SCI ended on October 1, 2025, with $0.3 billion received during the three months ended September 30, 2025, and an additional $0.2 billion received in October
2025. As of September 30, 2025, the cumulative subscription payments received under the capital increase were $6.8 billion and reached a total of $7 billion in October at the end of the subscription period
(of the total $7.5 billion available to subscribe).
In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers Environmental, Social and Governance (ESG) risk factors. In addition,
IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Figure 10: Country Exposures as of September 30, 2025
In billions of U.S. dollars
a.Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of September 30, 2025, IBRD's loans outstanding to Ukraine were $16.8 billion and guarantees provided to Ukraine were $0.4 billion. Guarantees and other credit enhancements received from third parties for the benefit of Ukraine were $11.2 billion, bringing IBRD's net exposure to Ukraine to $6.0 billion.
Credit enhancement arrangements
As of September 30, 2025, IBRD had $11.3 billion of outstanding loans under which bi-lateral guarantees were received from member countries or other Multilateral Development Banks ($11.3 billion as of
June 30, 2025).
In addition, as of September 30, 2025, IBRD received total notional value of $1.1 billion portfolio guarantees from 2 member countries under its Portfolio Guarantee Platform (PGP).
22    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section IV: Risk Management
The bi-lateral guarantees and guarantees under the PGP serve as credit enhancements and reduce
IBRD's internal risk capital requirements. Guarantees that are contractually attached to the loan reduce the associated risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan (including the PGP), are recorded as a recoverable asset and included in Other assets on the
Balance Sheet (see Notes to the Financial Statements, Note D - Loans and Other Exposures).
IBRD has also received other forms of credit enhancements for loans outstanding totaling $2.5 billion as of September 30, 2025 ($2.5 billion as of June 30, 2025) that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets on IBRD’s Balance Sheet as they do not meet the accounting definition of guarantees.

Table 14: Credit Enhancements Received
In millions of U.S. dollars
As of	September 30, 2025	June 30, 2025
Bi-lateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	$171	$185
Egypt, Arab Republic of	135	138
Indonesia	350	350
Iraq	324	324
Jordan	334	333
Morocco	113	123
Philippines	200	200
Ukraine	9,714	9,685
Total Outstanding	$11,341	$11,338

Portfolio Guarantees Received	1,070	1,070

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	953	1,000
Ukraine	1,500	1,500
Total Outstanding	$2,453	$2,500

Total Guarantees and Credit Enhancements Received	$14,864	$14,908

Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 57%
of IBRD’s total exposure as of September 30, 2025.
Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees provided, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable
Access Limit (EAL) or the Single Borrower Limit (SBL).
The SBL framework reflects a dual-SBL system, which differentiates between countries below the
Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY26 SBL is
$31.7 billion for highly creditworthy countries below the GDI, and $22.6 billion for highly creditworthy countries above the GDI.
Accumulated Provision for Losses on Loans and Other Exposures
As of September 30, 2025, IBRD’s accumulated provision for losses on loans and other exposures was
$3.0 billion (including $515 million of accumulated provision related to loan commitments, see Notes to
Condensed Quarterly Financial Statements - Note D - Loans and Other Exposures), which was less than
IBRD Management's Discussion and Analysis: September 30, 2025    23

Management’s Discussion and Analysis	Section IV: Risk Management
1% of the underlying exposures ($3.0 billion as of June 30, 2025, less than 1% of the underlying exposures).
As of September 30, 2025, 0.5% of IBRD’s total loans outstanding were in nonaccrual status, all related to Zimbabwe and Belarus. During the first three months of FY26, IBRD did not receive any payments from borrowers in non-accrual status towards overdue principal ($1 million in FY25 YTD) or overdue interest
(Nil in FY25 YTD). Accordingly, no interest income was recognized in the Condensed Statements of
Income for FY26 YTD and FY25 YTD. See Notes to Condensed Quarterly Financial Statements, Note D -
Loans and Other Exposures.
No loans in nonaccrual status to any borrowing country were restored to accrual status during the first three months of FY26.
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities.
The monitoring and management of these risks is continuous as the market environment evolves.
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies and asset-backed securities, corporates, and time deposits).
As shown in Table 15, 71% of IBRD's investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 15: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	As of September 30, 2025
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$5,549	$14,007	$—	$19,556	19%
AA	6,866	47,978	113	54,957	52
A	7,542	22,186	170	29,898	29
BBB or lower/unrated	3	42	—	45	*
Total	$19,960	$84,213	$283	$104,456	100%

	As of June 30, 2025
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,334	$12,252	$—	$20,586	21%
AA	6,499	49,688	114	56,301	56
A	7,524	15,541	146	23,211	23
BBB or lower/unrated	3	42	—	45	*
Total	$22,360	$77,523	$260	$100,143	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
24    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section IV: Risk Management
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-
intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (Table 16).
IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm),
under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2025, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 16: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of September 30, 2025
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$5,900	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	1,834	—
			$7,734	$—

Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
◦Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates. Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed
Statements of Comprehensive Income.
◦Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
◦Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s
MD&A as of June 30, 2025) and a consultative loss limit.
◦Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.
The sensitivity of IBRD's portfolios to changes in credit spreads is shown in Table 17, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.
IBRD Management's Discussion and Analysis: September 30, 2025    25

Management’s Discussion and Analysis	Section IV: Risk Management

Table 17: Effect of Credit on IBRD Portfolios
In millions of U.S. dollars
As of September 30, 2025	Credit Effect on Portfolio Sensitivity [a]
Borrowings	$125
Loans [b]	(9)
Investments [c]	(3)
Total gains	$113

a. Excludes Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) on derivatives.
b. If loans were measured at fair value
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.
•Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is managed through derivatives. As noted earlier, IBRD intends to maintain its positions in these portfolios until maturity and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-
market gains and losses on these portfolios, associated with the sensitivity to interest rates, are therefore not expected to be realized.
•Other ALM: IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. Other ALM is classified as a non-trading portfolio and these derivatives are recorded at fair value.
•Investments: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.
The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in
Table 18 below where the amount represents the dollar change in fair value corresponding to a one basis point parallel upward shift in interest rates as of September 30, 2025.

Table 18: Effect of Interest Rates on IBRD Portfolios
In millions of U.S. dollars
As of September 30, 2025	Net Interest Rates Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$(2)
Loan portfolio [b]	2
Other ALM	(23)
Investment portfolio [c]	(1)
Total losses	$(24)

a. After the effects of derivatives
b. If loans were measured at fair value.
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
26    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section IV: Risk Management
Figure 11 depicts the effect of derivatives on the overall sensitivity of borrowing, loan, other ALM and investments portfolios. It indicates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in $114 million of unrealized mark-to-market gains on bonds, which would be offset by the impact of $116 million of unrealized mark-to-market losses on swaps. Loan sensitivities are illustrative as loans are reported at amortized cost on the Balance Sheets.
Figure 11: Sensitivity to Interest Rates
(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)
In millions of U.S. dollars
As of September 30, 2025
Borrowing PortfolioLoan PortfolioOther ALMInvestment Portfolio
Swaps
Bonds
Loans
Swaps
Swaps
Investments
Swaps
Fixed Spread Loan Refinancing Risk
While IBRD's loans on fixed spread terms are suspended, refinancing risk for funding fixed-spread loans in the portfolio relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar.
While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies.
Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-
to-Loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate movements. As a result, exchange rate movements during the period generally do not have an impact on the overall Equity-to-Loans ratio.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
IBRD Management's Discussion and Analysis: September 30, 2025    27

Management’s Discussion and Analysis	Section IV: Risk Management
Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified
Prudential Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of
150% of the Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table
19).

Table 19: Liquidity Levels for FY26
	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$79.0
Guideline Maximum Liquidity Level	118.1	150%
Prudential Minimum Liquidity Level	63.0	80%
Liquid Asset Portfolio as of September 30, 2025 [a]	$102.6	130%

a.The Liquid Asset Portfolio is mainly comprised of Investments-Trading and associated derivatives.
The FY26 Target Liquidity Level is $14.0 billion higher than the prior year, due to the higher projected debt service and net loan disbursements in FY26.
Operational Risk
Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.
28    IBRD Management's Discussion and Analysis: September 30, 2025

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance
Senior Management Changes
Pamela O'Connell, Vice President and WBG Controller retired in September 2025.
As part of the ongoing efforts to scale impact, boost efficiency, and deliver greater value to our clients across the World Bank Group, IBRD is implementing organizational changes to integrate certain functions within WBG Vice Presidencies. IBRD will continue to operate as a separate legal entity, with its external obligations unchanged. In line with these integration changes:
•Effective October 1, 2025, IBRD's Controllership function will be integrated into the WBG
Controllership Vice Presidency, with Zinga Venner appointed as WBG Vice President and
Controller.
•Effective January 1, 2026, IBRD's Treasury function will be integrated into the WBG Treasury Vice
Presidency, with Jorge Familiar Calderon appointed as WBG Vice President and Treasurer.
Axel van Trotsenburg, Senior Managing Director for Development & Policy, will be retiring at the end of
November 2025.
IBRD Management's Discussion and Analysis: September 30, 2025    29

Management’s Discussion and Analysis	Section VI: Reconciliations of Components of Allocable Income

Section VI: Reconciliations of Components of Allocable Income
As discussed in Section I: Overview and Section III: Financial Results, in addition to reported financial measures determined in accordance with U.S. GAAP, IBRD also uses certain non-GAAP financial measures to evaluate performance, make operating decisions, determine business strategy, develop targeted financial goals, and allocate resources.
The tables below provide a reconciliation of key components of allocable income referenced in the MD&A to the most directly comparable U.S. GAAP reported measures.
Statements of Income
IBRD presents interest revenue on loans, investments and other assets, interest expense on borrowings and certain other items on a gross basis on its reported statements of income. However, IBRD assesses the performance of its lending, investing and other activities on a net basis, which takes into consideration interest expense on borrowings to fund these activities, the impact of realized gains and losses on derivatives designated as economic hedges to manage interest rate and currency risk and other costs.
The presentation of amounts in Table 3 is intended to reflect how IBRD manages its lending, investing and other activities and assesses the financial performance of these activities.
Table 20 and Table 21 provide reconciliations of the components of IBRD’s statements of income (Table
3) for the specified periods to the non-GAAP amounts presented and discussed in the MD&A (Table 5).

Table 20: Interest Revenue, Net of Borrowings Expenses
In millions of U.S. dollars
For the three months ended September 30,	2025	2024
Interest revenue — Loans, net (Table 3 – Reported Basis)	$3,701	$4,225
Less: Borrowing expenses funding loans	(2,495)	(2,933)
Loan interest revenue, net of borrowing expenses (Table 5)	$1,206	$1,292

Interest revenue—Investments-Trading, net (Table 3 – Reported Basis)	$1,096	$1,145
Add: Reclassification of mark-to-market losses on trading securities, net (Table 3)	(91)	(7)
Less: Mark-to-market gains attributable to PEBP, PCRF, LPF1, GFPP investment holdings and other adjustments reclassified to non-interest revenue, net (Table 21)	150	15
Less: Borrowing expenses funding investment-trading	(1,131)	(1,134)
Investment revenue, net of borrowing expenses (Table 5)	$24	$19

Borrowing Expenses
Borrowing expenses funding loans	2,495	2,933
Borrowing expenses funding investment-trading	1,131	1,134
Borrowing expenses, net (Table 3 – Reported Basis)	$3,626	$4,067

Table 21: Total Revenue on Interest Earning Assets, Net
In millions of U.S. dollars
For the three months ended September 30,	2025	2024
Interest revenue, net of borrowings expenses (Table 3 – Reported Basis)	$911	$887
Add: Reclassification of mark-to-market losses on trading securities, net (Table 3)	(91)	(7)
Less: Mark-to-market gains attributable to PEBP, PCRF, LPF1, GFPP investment holdings and other adjustments reclassified to non-interest revenue, net (Table 20)	150	15
Total revenue on interest earning assets, net (Table 5)	$970	$895

30    IBRD Management's Discussion and Analysis: September 30, 2025
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IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    31
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
(IBRD)
CONTENTS
September 30, 2025
CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
32    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
CONDENSED BALANCE SHEETS
Expressed in millions of U.S. dollars

	September 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
Assets
Due from banks—Note J
Unrestricted cash	$332	$412
Restricted cash	72	73
	404	485
Investments-Trading (including securities transferred under repurchase or securities lending agreements of $18 million—September 30, 2025 and $312 million—June 30, 2025)—Notes C and J	107,294	102,674

Securities purchased under resale agreements—Notes C and J	29	14

Derivative assets, net—Notes C, F and J	688	666

Loans outstanding—Notes D and J
Total loans approved	377,928	375,435
Less: Undisbursed balance (including signed loan commitments of $77,421 million—September 30, 2025 and $76,870 million— June 30, 2025)	(90,918)	(92,345)
Loans outstanding	287,010	283,090
Less:
Accumulated provision for loan losses	(2,389)	(2,366)
Deferred loan income	(693)	(681)
Net loans outstanding	283,928	280,043

Other assets—Notes D, H and J	18,969	15,629

Total assets	$411,312	$399,511
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    33

	September 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)
Liabilities
Borrowings—Notes E and J
Borrowings, at fair value	$318,081	$305,679
Borrowings, at amortized cost	482	482
	318,563	306,161

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and J	19	312

Derivative liabilities, net—Notes C, F and J	11,476	12,454

Other liabilities—Notes D, H and J	10,055	8,572

Total liabilities	340,113	327,499

Equity
Capital stock—Note B
Authorized capital (2,783,873 shares—September 30, 2025 and June 30, 2025)
Subscribed capital (2,728,892 shares—September 30, 2025, and 2,709,291 shares—June 30, 2025)	329,200	326,835
Less: Uncalled portion of subscriptions	(305,980)	(303,924)
Paid-in capital	23,220	22,911

Nonnegotiable, non-interest-bearing demand obligations on account of subscribed capital	(313)	(313)
Receivable and deferred amounts to maintain value of currency holdings	(646)	(623)
Retained earnings—Note G	39,909	40,383
Accumulated other comprehensive income—Note I	9,029	9,654

Total equity	71,199	72,012
Total liabilities and equity	$411,312	$399,511
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
34    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
CONDENSED STATEMENTS OF INCOME
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2025	2024
Interest revenue
Loans, net—Note D and L	$3,701	$4,225
Other asset / liability management derivatives, net—Notes F and J	(260)	(416)
Investments-Trading, net	1,096	1,145

Borrowing expenses, net—Note E	(3,626)	(4,067)
Interest revenue, net of borrowing expenses	911	887

Provision for losses on loans and other exposures, (charge) release —Note D	(36)	194

Non-interest revenue
Revenue from externally funded activities—Note H and L	182	184
Commitment charges—Note D	35	40
Other, net	10	8
Total	227	232

Non-interest expenses
Administrative—Notes H and K	(577)	(576)
Contributions to special programs	–	(1)
Other —Note K	63	38
Total	(514)	(539)

Board of Governors-approved transfers—Note G	(1,082)	(815)

Currency remeasurement gains (losses), net	6	(47)

Mark-to-market losses on trading securities, net—Notes C and F	(91)	(7)

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes F	105	(423)

Net loss	$(474)	$(518)
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    35
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2025	2024

Net loss	$(474)	$(518)
Other comprehensive (loss) income —Note I
Currency translation adjustments on functional currency, gains	26	556
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	(589)	514
Amortization of unrecognized net actuarial gains on pension plans	(63)	(16)
Amortization of unrecognized prior service costs on pension plans	1	2
Total other comprehensive (loss) income	(625)	1,056
Total comprehensive (loss) income	$(1,099)	$538
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
36    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
CONDENSED STATEMENTS OF CHANGES IN EQUITY
Expressed in millions of U.S. dollars

	Three Months Ended September 30, 2025 (Unaudited)
	Paid-in Capital	Nonnegotiable, noninterest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2025	22,911	(313)	(623)	40,383	9,654	72,012
Net loss	—	—	—	(474)	—	(474)
Other comprehensive loss	—	—	—	—	(625)	(625)
Subscriptions received	309	—	—	—	—	309
Currency remeasurement changes, net	—	—	(23)	—	—	(23)
As of September 30, 2025	$23,220	$(313)	$(646)	$39,909	$9,029	$71,199

	Three Months Ended September 30, 2024 (Unaudited)
	Paid-in Capital	Nonnegotiable, noninterest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2024	$22,452	$(310)	$(895)	$38,283	$3,954	$63,484
Net loss	—	—	—	(518)	—	(518)
Other comprehensive income	—	—	—	—	1,056	1,056
Subscriptions received	302	—	—	—	—	302
Currency remeasurement changes, net	—	(1)	195	—	—	194
As of September 30, 2024	$22,754	$(311)	$(700)	$37,765	$5,010	$64,518
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    37
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2025	2024
Cash flows from investing activities
Loans
Disbursements	$(7,133)	$(6,454)
Principal repayments	3,325	2,784
Principal prepayments	93	13
Loan origination fees received	17	6
Net derivatives-loans	1	3
Other investing activities, net	(249)	(60)
Net cash used in investing activities	(3,946)	(3,708)
Cash flows from financing activities
Medium and long-term borrowings
New issues	22,846	17,597
Retirements	(14,076)	(8,529)
Short-term borrowings (original maturities greater than 90 days)
New issues	8,018	6,044
Retirements	(4,918)	(3,830)
Net short-term borrowings (original maturities less than 90 days)	(186)	3,412
Net derivatives-borrowings	(20)	120
Capital subscriptions	309	302
Other financing activities, net	(1)	—
Net cash provided by financing activities	11,972	15,116
Cash flows from operating activities
Net loss	(474)	(518)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(105)	423
Currency remeasurement (gains) losses, net	(6)	47
Depreciation, amortization and capitalized interest on loans, net	130	147
Provision for losses on loans and other exposures, charge (release)	36	(194)
Changes in:
Investment portfolio	(4,245)	(9,074)
Other assets and liabilities	(3,441)	(2,195)
Net cash used in operating activities	(8,105)	(11,364)
Effect of exchange rate changes on unrestricted and restricted cash	(2)	4
Net (decrease) increase in unrestricted and restricted cash	(81)	48
Unrestricted and restricted cash at the beginning of the fiscal year	485	490
Unrestricted and restricted cash at the end of the period	$404	$538
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$144	$2,285
Investment portfolio	(21)	76
Borrowing portfolio	27	1,815
Capitalized interest and loan origination fees in total loans	60	47
Interest paid on borrowing portfolio	4,060	4,548
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
38    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED
POLICIES
Basis of Preparation
These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2025 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2025 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.
Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results for the full year.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
Accounting and Reporting Developments
Accounting Standards Under Evaluation:
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue
from Contracts with Customers (Topic 606) Derivatives Scope Refinements and Scope Clarification for
Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU expands the scope exception to derivative accounting for certain contracts not traded on an exchange to include contracts for which settlement is based on operations or activities specific to one of the parties to the contract. For IBRD, the ASU will be effective beginning July 1, 2027 (fiscal year 2028). Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other— Internal-Use
Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which removes all references to software development stages. The ASU requires that an entity capitalize software costs when both management has authorized and committed to funding the software project and it is probable that the project will be completed, and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). For IBRD, the ASU will be effective beginning July 1, 2028 (fiscal year 2029). IBRD is currently evaluating the impact of the ASU on its financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the notes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting
Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective
Date which clarifies the effective date of ASU 2024-03. For IBRD, the ASUs will be effective for the annual period ending June 30, 2028 (annual statements of fiscal year 2028, and interim reporting periods thereafter). IBRD is currently evaluating the impact of the ASUs on its financial statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    39
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in
Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP. If by
June 30, 2027, the SEC has not removed the applicable SEC requirement, the related ASU amendment will not become effective. IBRD is currently evaluating the impact of the ASU on its financial statements.
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2024	2,783,873	2,678,098
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	31,193
As of June 30, 2025	2,783,873	2,709,291
GCI/SCI	–	19,601
As of September 30, 2025	2,783,873	2,728,892

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2024	$323,072	$(300,620)	$22,452
GCI/SCI	3,763	(3,304)	459
As of June 30, 2025	326,835	(303,924)	22,911
GCI/SCI	2,365	(2,056)	309
As of September 30, 2025	$329,200	$(305,980)	$23,220

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings (excluding hybrid capital) or guaranteeing loans.
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and
$29.7 billion relate to the GCI and SCI, respectively. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. As of September 30,
2025, the cumulative subscription payments received were $6.8 billion ($309 million for the three months ended September 30, 2025), out of $7.5 billion approved under the terms of the 2018 GCI and SCI.
NOTE C—INVESTMENTS
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of September 30, 2025, Investments were primarily comprised of time deposits and government, agency and corporate obligations (52% and 42%, respectively), with all of the instruments classified as Level 1 or Level 2 within the fair value hierarchy.
IBRD’s investments include the liquid asset portfolio and holdings relating to the Post Employment Benefit
Plan (PEBP) and the Post-Retirement Contribution Reserve Fund (PCRF), the IBRD Surplus-Funded
Livable Planet Fund (LPF1), and the Grant Facility for Project Preparation (GFPP).
40    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading composition

In millions of U.S. dollars
	September 30, 2025	June 30, 2025
Time deposits	$56,264	$52,283
Government, agency and corporate obligations	44,648	44,151
Asset-backed Securities (ABS)	3,094	3,210
Other fund investments [a]	3,002	2,775
Equity securities [b]	286	255
Total	$107,294	$102,674

a. Includes $2,463 million of PEBP holdings as investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV) ($2,359 million—June 30, 2025) and $539 million of investments held by the IBRD Surplus-Funded Livable Planet Fund (LPF1) and the Grant Facility for Project Preparation (GFPP) at fair value ($416 million—June 30, 2025).

b. Relates to PEBP holdings.
As of September 30, 2025, the largest holdings of Investments - Trading from a single counterparty was the Government of Japan (7%).
Table C2: Mark-to-market gains (losses) on trading securities, net

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024
Net losses recognized during the period on trading securities [a]	$(91)	$(7)
Less: Net gains recognized on trading securities sold / matured during the period	39	36
Net losses recognized on trading securities still held at the reporting date	$(130)	$(43)

a.Includes amounts related to investments-trading derivatives.
IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps.
Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement.
The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    41
The following is a summary of the collateral received by IBRD for swap transactions:
Table C3: Collateral received

In millions of U.S. dollars
	September 30, 2025	June 30, 2025
Collateral received
Cash	$19	$32
Securities	487	488
Total collateral received	$506	$520
Collateral permitted to be repledged	$506	$520
Amount of collateral repledged	–	–
Amount of cash collateral invested	19	32

Securities Financing Activities
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities,
ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of September 30, 2025 and June 30, 2025, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by
IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of September 30, 2025, securities purchased under resale agreements were $29 million ($14 million—
June 30, 2025) and securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received were $38 million ($344 million—June 30, 2025).
As of September 30, 2025, liabilities relating to securities transferred under repurchase or securities lending agreements were $19 million ($312 million—June 30, 2025) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil—June 30, 2025). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2025). As of
September 30, 2025 and June 30, 2025, the remaining contractual maturity of these agreements was up to 30 days. The securities transferred were mainly comprised of government and agency obligations, equity securities and sovereign debt.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of September 30, 2025 and June 30, 2025, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $29 million as of September 30, 2025 ($15 million—June 30, 2025). As of September 30, 2025 and June 30, 2025, none of these securities had been transferred under repurchase or security lending agreements.
42    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance
Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments such as Deferred Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of September 30, 2025, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative
Instruments.
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. Accrued interest receivable on loans of $3,771 million as of September 30, 2025 ($3,297 million—June 30, 2025) is included in Other assets on the Condensed Balance Sheets.
As of September 30, 2025, 0.5% of IBRD’s loans were in nonaccrual status and related to two borrowers
(Table D2 - Loans in nonaccrual status). The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk and High-risk classes.
Credit Quality of Sovereign Exposures
Sovereign loans constitute the substantial majority of IBRD's exposures.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risks; external debt and liquidity; fiscal policy and public debt burden; balance of payments risks; economic structure and growth prospects;
monetary and exchange rate policy; financial sector risks; and corporate sector debt and vulnerabilities.
The analysis also takes into account Environmental, Social, and Governance (ESG) factors.
Based on the borrower risk ratings, IBRD classifies loans into three credit quality categories—Low Risk,
Medium Risk, and High Risk. These categories, which are described below, are intended to differentiate between varying levels of borrower credit risk and the associated likelihood of non-timely debt service across IBRD’s loan portfolio.
Low risk: Exposures in this group generally exhibit strong credit characteristics with minimal uncertainty around repayment. Borrowers in this category typically demonstrate solid financial performance, consistent and stable cash flows, and a history of timely debt service. The likelihood of non-timely debt service is considered low.
Medium Risk: Exposures in this group display satisfactory credit profiles, but may be subject to moderate risk factors, such as country-specific volatility or operational challenges. Borrowers in this category usually exhibit adequate financial performance, though their resilience to adverse conditions may be more limited. The likelihood of non-timely debt service is considered moderate to low.
High Risk: Exposures in this category exhibit signs of elevated credit risk. Borrowers in this category may show weak or deteriorating financial indicators, irregular or delayed payment history, or limited capacity to absorb external shocks. While these loans remain on accrual status, the likelihood of non-timely debt service is considered heightened.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    43
meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of September 30, 2025, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of September 30, 2025, no principal or interest on loans in accrual status was overdue by more than three months.
The following tables provide an aging analysis of the loans outstanding:
Table D1: Loans outstanding aging structure

In millions of U.S. dollars
	September 30, 2025
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current ᵃ	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$5,894	$5,894
Medium	–	–	–	–	–	–	131,883	131,883
High	4	–	–	–	–	4	147,791	147,795
Loans in accrual status	4	–	–	–	–	4	285,568	285,572
Loans in nonaccrual status	10	12	–	43	817	882	556	1,438
Total	$14	$12	$–	$43	$817	$886	$286,124	$287,010	ᵇ

Table D1.1

In millions of U.S. dollars
	June 30, 2025
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current ᵃ	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$5,903	$5,903
Medium	–	–	–	–	–	–	130,396	130,396
High	14	–	–	–	–	14	145,340	145,354
Loans in accrual status	14	–	–	–	–	14	281,639	281,653
Loans in nonaccrual status	–	1	42	22	794	859	578	1,437
Total	$14	$1	$42	$22	$794	$873	$282,217	$283,090	ᵇ

a. Represents the principal amounts not yet contractually due.
b.The total amount of loans at amortized cost which contain principal past due was $1,369 million ($1,648 million—June 30, 2025)
44    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D2: Loans in nonaccrual status

In millions of U.S. dollars
		Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Overdue amounts
Borrower	Nonaccrual since				Principal	Interest and Charges
Belarus	October 2022	$1,013	$99	$1,009	$457	$145
Zimbabwe	October 2000	425	213	425	425	726
Total - September 30, 2025		$1,438	$312	$1,434	$882	$871
Total - June 30, 2025		$1,437	$312	$1,415	$859	$851

During the three months ended September 30, 2025, no new loans were placed in nonaccrual status or restored to accrual status.
During the three months ended September 30, 2025, interest and other revenue not recognized as a result of loans being in nonaccrual status was $20 million ($21 million—three months ended
September 30, 2024).
In addition, during the three months ended September 30, 2025 and September 30, 2024, no interest income was recognized on loans in nonaccrual status. Loan income from countries in nonaccrual status is recognized upon receipt of payment.
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below show the balances of IBRD’s
Loan portfolio, classified by the year the loan agreement was signed.
Table D3: Loan portfolios outstanding vintage disclosure

In millions of U.S. dollars
	September 30, 2025
	Fiscal Year of Origination
	2026	2025	2024	2023	2022	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of September 30, 2025
Risk Class
Low	$–	$18	$149	$–	$–	$5,727	$–	$–	$5,894
Medium	2,330	7,283	8,856	9,545	7,731	93,064	450	2,624	131,883
High	420	12,835	15,649	8,409	13,338	96,239	2	903	147,795
Loans in accrual status	2,750	20,136	24,654	17,954	21,069	195,030	452	3,527	285,572
Loans in nonaccrual status	–	–	–	–	–	1,438	–	–	1,438
Total	$2,750	$20,136	$24,654	$17,954	$21,069	$196,468	$452	$3,527	$287,010

IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    45
Table D3.1

In millions of U.S. dollars
	June 30, 2025
	Fiscal Year of Origination
	2025	2024	2023	2022	2021	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2025
Risk Class
Low	$15	$148	$–	$–	$–	$5,740	$–	$–	$5,903
Medium	7,159	8,626	9,501	7,702	10,850	83,477	449	2,632	130,396
High	11,095	14,781	8,294	13,031	11,124	86,124	1	904	145,354
Loans in accrual status	18,269	23,555	17,795	20,733	21,974	175,341	450	3,536	281,653
Loans in nonaccrual status	–	–	–	–	–	1,437	–	–	1,437
Total	$18,269	$23,555	$17,795	$20,733	$21,974	$176,778	$450	$3,536	$283,090

During the three months ended September 30, 2025 and September 30, 2024, there were no Catastrophe
Deferred Drawdown Options (CAT DDOs) converted to term loans.
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the
Condensed Statements of Income.
Changes to the accumulated provision for losses on loans and other exposures are summarized below:
Table D4: Accumulated provision

In millions of U.S. dollars
	September 30, 2025
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,366	$510	$88	$2,964
Provision, net - charge	22	5	9	36
Translation adjustment	1	—	—	1
Accumulated provision, end of the period	$2,389	$515	$97	$3,001
Composed of accumulated provision for losses on:
Loans in accrual status	$2,077
Loans in nonaccrual status	312
Total	$2,389
Loans, end of the period:
Loans in accrual status	$285,572
Loans in nonaccrual status	1,438
Total loans outstanding	$287,010

46    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
Table D4.1:

In millions of U.S. dollars
	June 30, 2025
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,360	$514	$92	$2,966
Provision, net - release	(44)	(23)	(8)	(75)
Translation adjustment	50	19	4	73
Accumulated provision, end of the fiscal year	$2,366	$510	$88	$2,964
Composed of accumulated provision for losses on:
Loans in accrual status	$2,054
Loans in nonaccrual status	312
Total	$2,366
Loans, end of the fiscal year:
Loans in accrual status	$281,653
Loans in nonaccrual status	1,437
Total loans outstanding	$283,090

a. Primarily relates to guarantees provided. For more details, see Guarantees section.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of September 30, 2025 was $3,001 million, compared to $2,964 million as of June 30, 2025. The increase of $37 million is primarily driven by the increase in exposure.
Guarantees
Guarantees provided
Guarantees of $7,487 million were outstanding as of September 30, 2025 ($7,465 million—June 30,
2025), including guarantees provided under the Exposure Exchange Agreements (EEA). These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through
2047.
As of September 30, 2025, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $300 million ($288 million—June 30, 2025), and the accumulated provision for guarantee losses of $67 million ($63 million—June 30, 2025). These amounts are included in Other liabilities on the Condensed Balance Sheets.
During the three months ended September 30, 2025 and September 30, 2024, no guarantees provided by
IBRD were called.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    47
Exposure Exchange Agreements
IBRD participates in EEAs, which are recognized as financial guarantees in the financial statements.
Information on the location and amounts associated with the EEAs executed with the African
Development Bank and Inter-American Development Bank included in the Condensed Balance Sheets is presented in the following table:
Table D5: Amounts associated with EEAs

In millions of U.S. dollars
	September 30, 2025			June 30, 2025
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on the Condensed Balance Sheets
Guarantees provided	$3,609	$(104)	$(17)	$3,609	$(109)	$(17)	Other liabilities
Guarantees received	(3,609)	104	13	(3,609)	109	13	Other assets
	$—	$–	$(4)	$–	$–	$(4)

In October 2025, IBRD executed an EEA with the Asian Development Bank for a notional amount of guarantees provided/received of $3 billion each. For the guarantees provided, IBRD records a liability equivalent to the fair value of the obligations to stand ready, as well as a provision in recognition of the risk coverage provided. For the guarantees received, IBRD records an asset equivalent to the fair value of the right to be indemnified, as well as a recoverable asset in recognition of the risk coverage received.
Guarantees received
As of September 30, 2025, IBRD had received third-party financial guarantees, including guarantees received under the EEA of $14,950 million ($14,947 million as of June 30, 2025). In addition, IBRD has received portfolio guarantees from its shareholders that are accounted for as financial guarantees. The recoverable assets associated with the portfolio guarantees were $136 million as of September 30, 2025
($136 million—June 30, 2025) and are presented as Other assets on the Condensed Balance Sheets.
Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, a portion of the front-end fee, and prepayment premiums on existing loans, as applicable. The forgone income resulting from these waivers was $1 million for three months ended September 30, 2025, respectively ($2 million—
three months ended September 30, 2024).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the three months ended September 30, 2025, there was no country that contributed more than 10% to the total loan revenue.
48    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:
Table D6: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	For the three months ended and as of
	September 30, 2025		September 30, 2024
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$1,092	$85,051	$1,227	$82,141
East Asia and Pacific	717	55,352	805	53,543
Europe and Central Asia	667	62,001	756	55,841
Middle East, North Africa, Afghanistan and Pakistan [b]	492	42,179	542	39,072
South Asia [b]	359	25,387	411	25,305
Eastern and Southern Africa	174	13,620	163	11,110
Western and Central Africa	35	3,420	22	2,136
Total	$3,536	$287,010	$3,926	$269,148

a. Excludes $200 million interest income from loan related derivatives for the three months ended September 30, 2025 ($339 million—three months ended September 30, 2024). Includes commitment charges of $35 million for the three months ended
September 30, 2025 ($40 million—three months ended September 30, 2024).

b. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa,
Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

For the three months ended September 30, 2025, Interest revenue—Loans, net in the Condensed
Statements of Income was $3,701 million ($4,225 million—three months ended September 30, 2024).
This includes $200 million of interest income, net related to loan related derivatives associated with the
Loan portfolio (interest income, net of $339 million—three months ended September 30, 2024).
NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies in capital markets. These borrowings are reported at fair value. In addition, IBRD has issued hybrid capital to shareholders that is subordinated to borrowings at fair value, and is reported at amortized cost.
Variable rates are primarily based on exchange rates or market interest rates.
As of September 30, 2025, 98% of the borrowings at fair value were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61%
and 17%, respectively).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative
Instruments.
A summary of IBRD’s borrowings at fair value, is as follows (for details on principal due upon maturity, see
Note J—Fair Value Disclosures):
Table E1: Borrowings and borrowing-related derivatives, at fair value

In millions of U.S. dollars
	September 30, 2025	June 30, 2025
Borrowings	$318,081	$305,679
Currency swaps, net	2,016	1,788
Interest rate swaps, net	11,442	12,277
Total	$331,539	$319,744

IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    49
As of September 30, 2025, borrowings reported at amortized cost were $482 million ($482 million—
June 30, 2025) related to IBRD's issuances of hybrid capital which represents the outstanding principal of these instruments. The majority of holders of hybrid capital as of September 30, 2025 entered into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase.
For the three months ended September 30, 2025, Borrowing expenses, net in the Condensed Statements of Income were $3,626 million ($4,067 million—three months ended September 30, 2024). This includes
$876 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest expense, net of $1,910 million—three months ended September 30, 2024).
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Condensed Balance Sheets is shown in table F1.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
50    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
September 30, 2025				June 30, 2025
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$7,566		$16,696		$7,559		$17,523
Currency swaps [a]	5,169		7,093		5,115		7,192
Other [b]	–		1		2		–
Gross Total	$12,735		$23,790		$12,676		$24,715
Less:
Amounts subject to legally enforceable master netting agreements	12,028	[d]	12,314	[e]	11,978	[d]	12,261	[e]
Cash collateral received [c]	19		—		32		—
Net derivative position on the Condensed Balance Sheet	$688		$11,476		$666		$12,454
Less:
Securities collateral received [c]	444				442
Net derivative exposure after collateral	$244				$224

a. Includes forward contracts.
b. Relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $39 million Credit Valuation Adjustment (CVA) ($36 million—June 30, 2025).
e. Includes $325 million Debit Valuation Adjustment (DVA) ($319 million—June 30, 2025).
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	September 30, 2025
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$78	$257	$335
Loans	4,893	957	5,850
Client operations	91	363	454
Borrowings	2,110	3,592	5,702
Other asset/liability management derivatives	394	–	394
Total Exposure	$7,566	$5,169	$12,735

Table F2.1
In millions of U.S. dollars
	June 30, 2025
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$88	$173	$261
Loans	4,986	1,054	6,040
Client operations	107	352	459
Borrowings	1,985	3,536	5,521
Other asset/liability management derivatives	393	–	393
Total Exposure	$7,559	$5,115	$12,674

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    51
the derivative instruments are determined. As of September 30, 2025, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $435,292 million ($445,827 million—
June 30, 2025), currency swaps $145,168 million ($129,923 million—June 30, 2025), long positions of other derivatives $338 million ($304 million—June 30, 2025), and short positions of other derivatives $167 million ($115 million—June 30, 2025).
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of September 30, 2025 was $11,723 million ($12,627 million—
June 30, 2025). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that
IBRD would be required to post collateral as of September 30, 2025, the amount of collateral that would need to be posted would be $8,305 million ($9,241 million—June 30, 2025). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $11,723 million
($12,627 million—June 30, 2025). IBRD received collateral totaling $506 million as of September 30, 2025
($520 million—June 30, 2025), in relation to swap transactions.
The following table provides information on the unrealized mark-to-market gains and losses on the non-
trading derivatives and their location on the Condensed Statements of Income:
Table F3: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars
Type of instrument [a]	Reported as:	Three Months Ended September 30,
		2025	2024
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$524	$5,597
Currency swaps (including forward contracts and structured swaps)		(155)	1,159
Total		$369	$6,756

a. For disclosures related to derivatives in trading portfolio, see Table F4.
All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
The following table provides information on the amount of mark-to-market gains and losses on the trading securities, net and their location on the Condensed Statements of Income:
Table F4: Mark-to-market gains or losses on Trading securities, net

In millions of U.S. dollars
	Reported as:	Three Months Ended September 30,
		2025	2024
Type of instrument [a]
Fixed income	Mark-to-market (losses) on Trading securities, net	$(136)	$(35)
Equity and other fund investments [b]		45	28
Total		$(91)	$(7)

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings and investments related to LPF1 and GFPP.
52    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
Retained earnings is comprised of the following components:
Table G1: Retained earnings composition

In millions of U.S. dollars
	September 30, 2025	June 30, 2025
Special reserve	$293	$293
General reserve	35,240	34,058
Pension reserve	1,291	987
Surplus	—	—
Cumulative fair value adjustments [a]	1,643	1,390
Unallocated net income	608	2,915
Restricted retained earnings	7	11
Other reserves [b]	827	729
Total	$39,909	$40,383

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Comprised of $280 million of currency remeasurement gains/losses, net ($324 million - June 30, 2025), $342 million ( $301 million - June 30, 2025) and $202 million ( $100 million - June 30, 2025) balances available for LPF1 and the GFPP, respectively, and $3 million revenue from prior years which is set aside for a dedicated purpose ( $4 million - June 30, 2025).

Board of Governors-approved transfers that were expensed during the three month periods are included in the following table:
Table G2: Board of Governors-approved transfers expensed

In millions of U.S. dollars
	Three Months Ended September 30,
Beneficiary:	2025	2024
IDA	$782	$515
Trust fund for Gaza and West Bank	300	300
LPF1	*	—
Total	$1,082	$815

* Indicates amount less than $0.5 million.
On September 8, 2025, IBRD’s Board of Governors approved a transfer of $782 million to the
International Development Association (IDA) out of the net income earned in the fiscal year ended
June 30, 2025. The transfer to IDA was made on September 23, 2025, and is recorded in Board of
Governors-approved transfers on the Condensed Statements of Income.
On September 8, 2025, IBRD’s Board of Governors approved contributions from Surplus of $300 million to the Trust Fund for Gaza and the West Bank. This amount was paid on September 22, 2025.
Contributions to the Trust Fund for Gaza and West Bank are recorded in Board of Governors-approved transfers on the Condensed Statements of Income.
NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of
Governors (see Note G—Retained Earnings, Allocations and Transfers).
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    53
IBRD had the following receivables from (payables to) its affiliated organizations:
Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	September 30, 2025				June 30, 2025
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services, net	$582	$2	$23	$607	$631	$(64)	$17	$584
PCRF investments	(782)	(544)	—	(1,326)	(721)	(502)	—	(1,223)
Pension and other postretirement benefits	(1,189)	(892)	(36)	(2,117)	(1,086)	(859)	(34)	(1,979)
Total	$(1,389)	$(1,434)	$(13)	$(2,836)	$(1,176)	$(1,425)	$(17)	$(2,618)

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance
Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Administrative Services
Expenses
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2025, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $451 million, respectively
($463 million—three months ended September 30, 2024).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three months ended September 30, 2025, IBRD’s Non-interest revenue excludes revenue allocated to IDA of $70 million ($68 million—three months ended
September 30, 2024). IBRD's share of revenue jointly earned is included in Revenue from externally funded activities in the Condensed Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:
Table H2: Revenue from contracts with clients

In millions of U.S. dollars
	Three Months Ended September 30,
	2025	2024
Trust fund fees	$39	$43
Reimbursable advisory services	9	12
Asset management services	9	9
Total	$57	$64
Of which:
IBRD’s share	$29	$33
IDA’s share	28	31

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received
54    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
consideration in advance. Such consideration is presented as a contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:
Table H3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	September 30, 2025	June 30, 2025
Receivables	$104	$137
Contract liabilities	169	158

The amount of fee revenue associated with services provided to affiliated organizations that is included in
Revenue from externally funded activities in the Condensed Statements of Income, is as follows:
Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars
	Three Months Ended September 30,
	2025	2024
Fees charged to IFC	$27	$25
Fees charged to MIGA	2	2

Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF, and are included in Investments-Trading in IBRD’s Condensed Balance Sheets. The corresponding payable to
IFC is included in Other liabilities in IBRD’s Condensed Balance Sheets. As a result, there is no impact on
IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of
Comprehensive Income.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    55
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and
Accumulated Other Comprehensive Loss (AOCL):
Table I1: AOCI/AOCL changes

In millions of U.S. dollars
	Three Months Ended September 30, 2025
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$836	$26	$—	$26	$862
DVA on Fair Value Option elected liabilities	1,664	(589)	—	(589)	1,075
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	7,161	—	(63)	(63)	7,098
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(7)	—	1	1	(6)
Total AOCI	$9,654	$(563)	$(62)	$(625)	$9,029

Table I1.1:
In millions of U.S. dollars
	Three Months Ended September 30, 2024
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$(445)	$556	$—	$556	$111
DVA on Fair Value Option elected liabilities	673	518	(4)	514	1,187
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,741	—	(16)	(16)	3,725
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(15)	—	2	2	(13)
Total AOCI	$3,954	$1,074	$(18)	$1,056	$5,010

NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of September 30, 2025 and June 30, 2025, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.
Due from banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of September 30, 2025 or June 30, 2025. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
56    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of September 30, 2025, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government, agency and corporate securities, mutual funds, exchange-traded equity securities and ABS.
For instruments for which market quotations are not available, fair values are determined using model-
based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Borrowings
(i) Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
(ii) Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White,
Generalized Forward Market Model and Black-Scholes are used depending on the specific structure.
These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
(iii) Borrowings, at amortized cost
The fair value of borrowings measured at amortized cost would be classified as Level 3 within the fair value hierarchy.
Derivative instruments
Derivative contracts include forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    57
indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities (borrowings reported at fair value) is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in
IBRD’s funding spread applicable to the relevant reference rates.
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:
Table J1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	September 30, 2025		June 30, 2025
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$404	$404	$485	$485
Investments-Trading (including Securities purchased under resale agreements)	107,323	107,323	102,688	102,688
Net loans outstanding	283,928	282,946	280,043	278,883
Derivative assets, net	688	688	666	666
Miscellaneous assets	99	99	115	115

Liabilities
Borrowings
Borrowings, at fair value	$318,081	$318,081	$305,679	$305,679
Borrowings, at amortized cost	482	487	482	489
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	19	19	312	312
Derivative liabilities, net	11,476	11,476	12,454	12,454

As of September 30, 2025, IBRD’s signed loan commitments were $77 billion ($77 billion—June 30,
2025) and had a fair value of $0.1 billion ($(0.014) billion—June 30, 2025).
58    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of the investments included in the Other fund investments that are measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.
Table J2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	September 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$15,434	$29,214	$—	$44,648
Time deposits	4,292	51,972	—	56,264
ABS	—	3,094	—	3,094
Other fund investments [a]	—	539	—	3,002
Equity securities	286	—	—	286
Total Investments–Trading	$20,012	$84,819	$—	$107,294
Securities purchased under resale agreements	$29	$—	$—	$29
Derivative assets
Currency swaps [b]	$—	$4,882	$287	$5,169
Interest rate swaps	—	7,357	209	7,566
Gross Total	$—	$12,239	$496	$12,735

Miscellaneous assets	$—	$99	$—	$99
Liabilities:
Borrowings, at fair value	$—	$312,950	$5,131	$318,081
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$19	$—	$19
Derivative liabilities
Currency swaps [b]	$—	$7,036	$57	$7,093
Interest rate swaps	—	16,577	119	16,696
Other [c]	1	—	—	1
Gross Total	$1	$23,613	$176	$23,790

Accounts payable and miscellaneous liabilities	$—	$2	$—	$2

a. Includes investments held by LPF1 and GFPP of $539 million, carried at fair value, and investments in PEBP holdings of
    $2,463 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    59

Table J2.1:
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$15,957	$28,194	$—	$44,151
Time deposits	2,750	49,533	—	52,283
ABS	—	3,210	—	3,210
Other fund investments [a]	—	416	—	2,775
Equity securities	255	—	—	255
Total Investments–Trading	$18,962	$81,353	$—	$102,674
Securities purchased under resale agreements	$14	$—	$—	$14
Derivative assets
Currency swaps [b]	$—	$4,926	$189	$5,115
Interest rate swaps	—	7,392	167	7,559
Other [c]	2	—	—	2
Gross Total	$2	$12,318	$356	$12,676

Miscellaneous assets	$—	$115	$—	$115

Liabilities:
Borrowings, at fair value	$—	$300,845	$4,834	$305,679
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$312	$—	$312
Derivative liabilities
Currency swaps [b]	$—	$7,097	$95	$7,192
Interest rate swaps	—	17,331	192	17,523
Gross Total	$—	$24,428	$287	$24,715

Accounts payable and miscellaneous liabilities	$—	$5	$—	$5

a. Includes investments held by LPF1 and GFPP of $416 million, carried at fair value, and investments in PEBP holdings of
    $2,359 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.
60    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2025, and the fiscal year ended June 30,
2025, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index.
Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements.
Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.
Level 3 instruments represent 2% of IBRD’s borrowings.
Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of September 30, 2025	Fair Value as of June 30, 2025	Valuation Technique	Unobservable input	Range (average), September 30, 2025	Range (average), June 30, 2025
Borrowings	$5,131	$4,834	Discounted Cash Flow	Correlations	-13% to 80% (9%)	-14% to 80% (10%)
				Interest rate volatilities	64% to 69% (67%)	66% to 72% (70%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
Derivative assets/ (liabilities), net	$320	$69	Discounted Cash Flow	Correlations	-13% to 80% (9%)	-14% to 80% (10%)
				Interest rate volatilities	64% to 69% (67%)	66% to 72% (70%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    61
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.
Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended September 30, 2025		Three Months Ended September 30, 2024
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$5	$(5)	$—	$—
Transfer (out of) into	$–	$–	—	—
	$5	$(5)	$—	$—
Derivative assets, net
Transfer into (out of)	$–	$–	$—	$—
Transfer (out of) into	–	–	—	—
	–	–	—	—
Derivative liabilities, net
Transfer (into) out of	$–	$–	$—	$—
Transfer out of (into)	–	–	—	—
	–	–	—	—
Total Derivative Transfers, net	$–	$–	$—	$—
The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:
Table J5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30,
	2025	2024
Beginning of the fiscal year	$4,834	$4,055
Issuances	78	334
Settlements	(63)	(152)
Total realized/unrealized mark-to-market losses (gains) in:
Net (loss) income	248	286
Other comprehensive income (loss)	39	(12)
Transfers to (from) Level 3, net	(5)	—
End of the period	$5,131	$4,511

62    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
Table J6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30, 2025			Three Months ended September 30, 2024
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$93	$(24)	$69	$31	$(62)	$(31)
Issuances	2	—	2	1	—	1
Settlements	6	5	11	31	9	40
Total realized/unrealized mark-to- market (losses) gains in:
Net (loss) income	100	110	210	123	71	194
Other comprehensive (loss) income	28	—	28	(20)	(3)	(23)
Transfers (from) to Level 3, net	—	—	—	—	—	—
End of the period	$229	$91	$320	$166	$15	$181

Information on the unrealized gains or losses included in the Condensed Statements of Income and
Condensed Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:
Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended September 30,
	2025	2024
Reported as:
Borrowings
Net (loss) income [a]	$33	$(94)
Other Comprehensive income (loss) [b]	(40)	13
Derivatives
Net income (loss) [a]	$(30)	$68
Other Comprehensive (loss) income [c]	28	(25)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.
Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2025	$318,081	$337,336	$(19,255)
June 30, 2025	$305,679	$325,327	$(19,648)

IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    63
The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed
Statements of Other Comprehensive Income:
Table J9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024
DVA on Fair Value Option Elected Liabilities	$(589)	$518
Amounts reclassified to net income upon derecognition of a liability	—	(4)
Net change in DVA on Fair Value Option Elected Liabilities	$(589)	$514

As of September 30, 2025, IBRD’s Condensed Balance Sheets included a DVA of $1,075 million cumulative gains ($1,664 million cumulative gains—June 30, 2025) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.
Unrealized mark-to-market gains (losses) on non-trading portfolios on the Condensed Statements of
Income, include $252 million of unrealized mark-to-market losses related to Borrowings at fair value
($7,178 million of unrealized mark-to-market losses—three months ended September 30, 2024). These losses were offset by $304 million of unrealized mark-to-market gains on derivatives associated with
Borrowings at fair value ($6,977 million of unrealized mark-to-market gains—three months ended
September 30, 2024).
NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff
Benefits Plan (RSBP) and the PEBP (collectively “the Pension Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with the Pension Plans are allocated between IBRD, IFC and
MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following tables summarize the benefit costs associated with the Pension Plans for IBRD and IDA:
Table K1: Pension Plans benefit costs

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2025				September 30, 2024
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$96	$19	$18	$133	$106	$28	$19	$153
Interest cost	287	37	28	352	288	45	27	$360
Expected return on plan assets	(371)	(67)	—	(438)	(373)	(66)	—	$(439)
Amortization of unrecognized prior service costs [a]	—	1	—	1	1	—	1	$2
Amortization of unrecognized net actuarial (gains) losses [a]	(30)	(32)	(1)	(63)	—	(16)	—	$(16)
Net periodic pension cost	$(18)	$(42)	$45	$(15)	$22	$(9)	$47	$60
Of which:
IBRD’s share	$(8)	$(20)	$21	$(7)	$10	$(4)	$23	$29
IDA’s share	(10)	(22)	24	(8)	12	(5)	24	$31

a. Included in amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
64    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)
The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses—Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.
The following tables provide the amounts of IBRD’s pension service cost:
Table K2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2025				September 30, 2024
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$96	$19	$18	$133	$106	$28	$19	$153
Of which:
IBRD’s share	$45	$9	$8	$62	$51	$13	$9	$73
IDA’s share	51	10	10	71	55	15	10	80

NOTE L—SEGMENT REPORTING
IBRD has determined that it has a single reportable operating segment. The President is the Chief
Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IBRD to assess performance and allocate resources.
The Administrative budget for IBRD and IDA is approved and managed as a single resource. The CODM receives expense information on the combined basis for IBRD and IDA. As a result, no significant segment expense amounts are presented separately for IBRD to the CODM. The measure of segment profit or loss is at the entity level and is reported on the Condensed Statements of Income as Net (loss)
income.  The measure of segment assets is reported on the Balance Sheets as Total assets.
The following table presents IBRD’s revenues by products/services:
Table L1: Revenues by products/services

In millions of U.S. dollars	Three Months Ended September 30,
Revenue	2025	2024

Loan Revenue [a]	$3,536	$3,926
Revenue from externally funded activities	182	184
Guarantee fees [b]	11	10
Total	$3,729	$4,120

a. Includes commitment charges of $35 million for the three months ended September 30, 2025 ($40 million – three months ended
September 30, 2024) and excludes interest from loan related derivatives of  $200 million ($339 million –three months ended
September 30, 2024)

b. Included in Non‐interest revenue-Other, net on the Condensed Statements of Income and excludes changes in recoverable assets related to guarantees received and other miscellaneous income of $1 million net expense for the three months ended
September 30, 2025 (Net expenses of $2 million – three months ended September 30, 2024)

NOTE M—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three months ended September 30, 2025, is not expected to have a material adverse effect on IBRD's financial position, results of operations or cash flows.
IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)    65
INDEPENDENT AUDITOR'S REVIEW REPORT
66    IBRD Condensed Quarterly Financial Statements: September 30, 2025 (Unaudited)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term July 01 2025 through September 30 2025

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/Callable MTN Non-Core (Non- Ret/0730AUDSTR01	1401039	AUD	50,000,000.00	32,632,500.00	21-Jul-25	28-Jul-25	28-Jul-30
	BOND/SELL AUD/IBRD/Callable MTN Non-Core (Non- Ret/0730AUDSTR	1401047	AUD	50,000,000.00	32,552,500.00	21-Jul-25	29-Jul-25	29-Jul-30
	BOND/SELL AUD/IBRD/PV BM/0828AUD03.30	1430002	AUD	800,000,000.00	528,240,000.00	3-Sep-25	10-Sep-25	14-Aug-28
	BOND/SELL AUD/IBRD/PV BM/0235AUD04.95	1430599	AUD	700,000,000.00	462,210,000.00	3-Sep-25	10-Sep-25	5-Feb-35
Sub-total New Borrowings				1,600,000,000.00	1,055,635,000.00

Brazilian Real
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0830BRL10.75	1367121	BRL	27,000,000.00	4,970,819.45	17-Jun-25	27-Aug-25	28-Aug-30
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0537BRL00.00	1389324	BRL	200,000,000.00	35,978,017.43	9-Jul-25	16-Jul-25	26-May-37
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/1138BRL00.00	1428704	BRL	250,000,000.00	46,205,169.43	29-Aug-25	8-Sep-25	10-Nov-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0930BRL11.00	1435987	BRL	350,000,000.00	65,828,451.06	8-Sep-25	16-Sep-25	16-Sep-30
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/083BRL12.25	1405426	BRL	175,000,000.00	32,311,370.83	29-Jul-25	8-Aug-25	8-Aug-33
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/1031BRL10.75	1409047	BRL	60,000,000.00	11,021,915.24	5-Aug-25	12-Aug-25	9-Oct-31
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/1031BRL10.75	1440037	BRL	60,000,000.00	11,244,693.91	16-Sep-25	23-Sep-25	9-Oct-31
Sub-total New Borrowings				1,122,000,000.00	207,560,437.35

Canadian Dollars
	BOND/SELL CAD/IBRD/PV BM/092028CAD2.90	1424046	CAD	1,500,000,000.00	1,087,389,901.77	21-Aug-25	5-Sep-25	5-Sep-28
Sub-total New Borrowings				1,500,000,000.00	1,087,389,901.77

Chilean Pesos

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL CLP/IBRD/PV MTN Non-Core (Non- Retail)/0728CLP04.50	1406226	CLP	10,000,000,000.00	10,361,298.48	30-Jul-25	6-Aug-25	28-Jul-28
	BOND/SELL CLP/IBRD/PV MTN Non-Core (Non- Retail)/0728CLP04.50	1401063	CLP	10,000,000,000.00	10,376,134.89	21-Jul-25	28-Jul-25	28-Jul-28
Sub-total New Borrowings				20,000,000,000.00	20,737,433.37

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0128CNH02.00	1366652	CNY	525,000,000.00	73,235,546.44	16-Jun-25	2-Jul-25	21-Jan-28
Sub-total New Borrowings				525,000,000.00	73,235,546.44

Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0735COP12.45	1366144	COP	500,000,000,000.00	122,391,530.51	13-Jun-25	1-Jul-25	1-Jul-35
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0737COP0.00	1383151	COP	250,000,000,000.00	62,189,054.73	2-Jul-25	10-Jul-25	10-Jul-37
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0735COP12.45	1393476	COP	150,000,000,000.00	37,086,118.91	15-Jul-25	22-Jul-25	1-Jul-35
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0535COP10.00	1431363	COP	100,000,000,000.00	25,664,057.49	4-Sep-25	19-Sep-25	19-Sep-35
Sub-total New Borrowings				1,000,000,000,000.00	247,330,761.64

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0735EURSTR03	1388569	EUR	20,000,000.00	23,235,000.00	8-Jul-25	16-Jul-25	16-Jul-35
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0735EURSTR04	1389322	EUR	25,000,000.00	29,043,750.00	9-Jul-25	16-Jul-25	16-Jul-35
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0855EURSTR	1406232	EUR	10,000,000.00	11,647,000.00	30-Jul-25	11-Aug-25	11-Aug-55
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0745EURSTR01	1384130	EUR	50,000,000.00	57,930,000.00	7-Jul-25	17-Jul-25	17-Jul-45
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0735EURSTR	1383142	EUR	25,000,000.00	29,321,250.00	2-Jul-25	10-Jul-25	10-Jul-35
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0865EURSTR	1392827	EUR	140,214,171.75	162,283,882.38	14-Jul-25	4-Aug-25	4-Aug-65
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0965EURSTR	1415418	EUR	109,705,574.80	128,361,007.79	12-Aug-25	10-Sep-25	10-Sep-65
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0955EURSTR	1439250	EUR	32,715,829.00	38,447,642.24	15-Sep-25	24-Sep-25	24-Sep-55
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0753EURSTR	1359144	EUR	15,000,000.00	17,716,500.00	6-Jun-25	1-Jul-25	1-Jul-53
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0932EUR02.543	1424659	EUR	90,000,000.00	105,786,000.00	22-Aug-25	9-Sep-25	9-Sep-32
	BOND/SELL EUR/IBRD/PV BM/0735EUR03.000	1394157	EUR	3,000,000,000.00	3,517,800,000.00	16-Jul-25	23-Jul-25	23-Jul-35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0737EUR02.26D	1358243	EUR	5,000,000.00	5,864,000.00	4-Jun-25	7-Jul-25	6-Jul-37
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0737EUR02.26E	1358247	EUR	5,000,000.00	5,864,000.00	4-Jun-25	7-Jul-25	6-Jul-37
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0831EUR2.625	1406214	EUR	100,000,000.00	116,065,000.00	30-Jul-25	6-Aug-25	6-Aug-31
Sub-total New Borrowings				3,627,635,575.55	4,249,365,032.42

Georgian Lari
	BOND/SELL GEL/IBRD/PV MTN Non-Core (Non- Retail)/0727GEL08.7	1401061	GEL	30,000,000.00	11,092,623.41	21-Jul-25	28-Jul-25	28-Jul-27
Sub-total New Borrowings				30,000,000.00	11,092,623.41

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0927HKD2.666	1430610	HKD	1,100,000,000.00	141,220,271.53	3-Sep-25	10-Sep-25	10-Sep-27
	BOND/SELL HKD/IBRD/PV BM/0930HKD03.012	1427631	HKD	7,000,000,000.00	897,148,349.89	26-Aug-25	5-Sep-25	5-Sep-30
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0927HKD02.72	1429534	HKD	770,000,000.00	98,888,467.94	2-Sep-25	9-Sep-25	9-Sep-27
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0928HKD02.674	1431348	HKD	885,000,000.00	113,614,481.03	4-Sep-25	11-Sep-25	11-Sep-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0927HKD02.78	1431350	HKD	100,000,000.00	12,837,794.47	4-Sep-25	11-Sep-25	11-Sep-27
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0927HKD02.715	1431346	HKD	780,000,000.00	100,134,796.84	4-Sep-25	11-Sep-25	11-Sep-27
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0930HKD02.835	1428086	HKD	1,200,000,000.00	153,967,551.34	29-Aug-25	8-Sep-25	8-Sep-30
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0840HKD3.265	1408380	HKD	80,000,000.00	10,191,147.71	4-Aug-25	13-Aug-25	13-Aug-40
Sub-total New Borrowings				11,915,000,000.00	1,528,002,860.75

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0428KZT14.5	1394154	KZT	10,000,000,000.00	18,578,727.36	16-Jul-25	23-Jul-25	25-Apr-28
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0727KZT14.75	1383145	KZT	15,000,000,000.00	28,583,678.72	2-Jul-25	14-Jul-25	14-Jul-27
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0727KZT12.50	1426931	KZT	8,000,000,000.00	14,813,717.50	27-Aug-25	4-Sep-25	14-Jul-27
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0827KZT14.50	1418018	KZT	20,000,000,000.00	37,396,108.93	18-Aug-25	26-Aug-25	26-Aug-27
Sub-total New Borrowings				53,000,000,000.00	99,372,232.51

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0727MXN08.105	1382687	MXN	200,000,000.00	10,761,308.79	1-Jul-25	9-Jul-25	9-Jul-27

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Sub-total New Borrowings				200,000,000.00	10,761,308.79

New Zealand Dollars
	BOND/SELL NZD/IBRD/PV BM/0732NZD04.25	1390396	NZD	600,000,000.00	362,490,000.00	11-Jul-25	23-Jul-25	23-Jul-32
Sub-total New Borrowings				600,000,000.00	362,490,000.00

Norwegian Kroner
	BOND/SELL NOK/IBRD/PV BM/1230NOKFRN	1431355	NOK	5,000,000,000.00	508,859,239.36	4-Sep-25	16-Sep-25	16-Dec-30
Sub-total New Borrowings				5,000,000,000.00	508,859,239.36

Pounds Sterling
	BOND/SELL GBP/IBRD/PV BM/1030GBP04.125	1384127	GBP	1,500,000,000.00	2,023,350,000.00	7-Jul-25	14-Jul-25	22-Oct-30
Sub-total New Borrowings				1,500,000,000.00	2,023,350,000.00

Swiss Francs
	BOND/SELL CHF/IBRD/PV BM/0935CHF0.620	1415421	CHF	190,000,000.00	238,125,078.33	12-Aug-25	10-Sep-25	10-Sep-35
Sub-total New Borrowings				190,000,000.00	238,125,078.33

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0835USDSTR	1402866	USD	20,000,000.00	20,000,000.00	24-Jul-25	1-Aug-25	1-Aug-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0835USDSTR01	1403699	USD	10,000,000.00	10,000,000.00	25-Jul-25	1-Aug-25	1-Aug-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR05	1401674	USD	25,000,000.00	25,000,000.00	22-Jul-25	30-Jul-25	30-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR02	1389329	USD	25,000,000.00	25,000,000.00	9-Jul-25	23-Jul-25	23-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR03	1389332	USD	10,000,000.00	10,000,000.00	9-Jul-25	23-Jul-25	23-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0733USDSTR02	1399318	USD	50,000,000.00	50,000,000.00	17-Jul-25	24-Jul-25	24-Jul-33
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0728USDSTR04	1374392	USD	50,000,000.00	50,000,000.00	18-Jun-25	2-Jul-25	2-Jul-28
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR06	1402338	USD	20,000,000.00	20,000,000.00	23-Jul-25	30-Jul-25	30-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0855USDSTR01	1417492	USD	15,000,000.00	15,000,000.00	15-Aug-25	26-Aug-25	26-Aug-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0955USDSTR03	1435983	USD	40,000,000.00	40,000,000.00	8-Sep-25	15-Sep-25	15-Sep-55

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0955USDSTR05	1446189	USD	20,000,000.00	20,000,000.00	19-Sep-25	26-Sep-25	26-Sep-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0835USDSTR05	1417993	USD	150,000,000.00	150,000,000.00	18-Aug-25	26-Aug-25	26-Aug-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0940USDSTR03	1426912	USD	50,000,000.00	50,000,000.00	27-Aug-25	4-Sep-25	4-Sep-40
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0955USDSTR06	1446856	USD	10,000,000.00	10,000,000.00	22-Sep-25	29-Sep-25	29-Sep-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0935USDSTR01	1430596	USD	100,000,000.00	100,000,000.00	3-Sep-25	10-Sep-25	10-Sep-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0940USDSTR04	1430608	USD	30,000,000.00	30,000,000.00	3-Sep-25	10-Sep-25	10-Sep-40
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0955USDSTR04	1445506	USD	10,000,000.00	10,000,000.00	18-Sep-25	25-Sep-25	25-Sep-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0835USDSTR04	1417483	USD	500,000,000.00	500,000,000.00	15-Aug-25	22-Aug-25	21-Aug-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0855USDSTR	1417486	USD	20,000,000.00	20,000,000.00	15-Aug-25	22-Aug-25	22-Aug-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0840USDSTR01	1422741	USD	30,000,000.00	30,000,000.00	19-Aug-25	27-Aug-25	27-Aug-40
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0940USDSTR05	1436453	USD	70,000,000.00	70,000,000.00	9-Sep-25	16-Sep-25	16-Sep-40
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0835USDSTR03	1416806	USD	20,000,000.00	20,000,000.00	14-Aug-25	21-Aug-25	21-Aug-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0840USDSTR	1417991	USD	30,000,000.00	30,000,000.00	18-Aug-25	28-Aug-25	28-Aug-40
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0955USDSTR02	1435977	USD	40,000,000.00	40,000,000.00	8-Sep-25	15-Sep-25	15-Sep-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0828USDSTR04	1409046	USD	500,000,000.00	500,000,000.00	5-Aug-25	14-Aug-25	14-Aug-28
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0928USD03.600	1446880	USD	50,000,000.00	50,000,000.00	22-Sep-25	29-Sep-25	29-Sep-28
	BOND/SELL USD/IBRD/PV BM/0835USD04.375	1422796	USD	5,000,000,000.00	5,000,000,000.00	19-Aug-25	27-Aug-25	27-Aug-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0828USDSTR	1405422	USD	40,000,000.00	40,000,000.00	29-Jul-25	5-Aug-25	5-Aug-28
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0828USDSTR03	1405424	USD	40,000,000.00	40,000,000.00	29-Jul-25	5-Aug-25	5-Aug-28
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR01	1389326	USD	10,000,000.00	10,000,000.00	9-Jul-25	16-Jul-25	16-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR04	1393489	USD	25,000,000.00	25,000,000.00	15-Jul-25	22-Jul-25	22-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0728USDSTR06	1402322	USD	50,000,000.00	50,000,000.00	23-Jul-25	30-Jul-25	30-Jul-28
	BOND/SELL USD/IBRD/PV BM/1030USDFRN	1389931	USD	1,500,000,000.00	1,500,000,000.00	10-Jul-25	17-Jul-25	4-Oct-30
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0927USDFRN01	1440047	USD	100,000,000.00	100,000,000.00	16-Sep-25	23-Sep-25	23-Sep-27

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0727USDFRN	1382686	USD	50,000,000.00	50,000,000.00	1-Jul-25	9-Jul-25	9-Jul-27
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0727USDFRNA	1402340	USD	225,000,000.00	225,000,000.00	23-Jul-25	30-Jul-25	30-Jul-27
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0129USDFRN	1431368	USD	100,000,000.00	100,000,000.00	4-Sep-25	11-Sep-25	24-Jan-29
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1127USDFRNA	1401058	USD	250,000,000.00	250,000,000.00	21-Jul-25	28-Jul-25	18-Nov-27
	BOND/SELL USD/IBRD/PV BM/0932USDFRN	1440050	USD	1,750,000,000.00	1,750,000,000.00	16-Sep-25	23-Sep-25	23-Sep-32
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0935USDSTR02	1445514	USD	100,000,000.00	100,000,000.00	18-Sep-25	25-Sep-25	25-Sep-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR	1388577	USD	20,000,000.00	20,000,000.00	8-Jul-25	16-Jul-25	16-Jul-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0728USDSTR05	1392160	USD	500,000,000.00	500,000,000.00	11-Jul-25	18-Jul-25	18-Jul-28
Sub-total New Borrowings				11,655,000,000.00	11,655,000,000.00

Total New Borrowings					23,378,307,456.14

Maturing Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/Japanese Retail (Uridashi)/0925AUD03.32	528102	AUD	(20,423,000.00)	(13,403,614.90)	15-Sep-22	29-Sep-22	29-Sep-25
Sub-total Maturing Borrowings				(20,423,000.00)	(13,403,614.90)

Canadian Dollars
	BOND/SELL CAD/IBRD/PV BM/0725CAD00.75	5949	CAD	(1,500,000,000.00)	(1,099,223,215.59)	10-Jun-20	19-Jun-20	2-Jul-25
Sub-total Maturing Borrowings				(1,500,000,000.00)	(1,099,223,215.59)

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0825CNH02.80	496407	CNY	(330,000,000.00)	(45,903,463.62)	5-Aug-22	12-Aug-22	12-Aug-25
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0725CNH02.67	856038	CNY	(200,000,000.00)	(27,899,255.79)	20-Sep-23	28-Sep-23	2-Jul-25
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0925CNH02.75	514972	CNY	(300,000,000.00)	(42,124,773.58)	26-Aug-22	13-Sep-22	15-Sep-25
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0925CNH02.52	231121	CNY	(106,000,000.00)	(14,888,581.44)	23-Sep-21	30-Sep-21	30-Sep-25
Sub-total Maturing Borrowings				(936,000,000.00)	(130,816,074.43)

Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0925COP05.075	222914	COP	(45,000,000,000.00)	(11,641,609.18)	15-Sep-21	22-Sep-21	22-Sep-25
Sub-total Maturing Borrowings				(45,000,000,000.00)	(11,641,609.18)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.92	944652	HKD	(200,000,000.00)	(25,477,869.29)	4-Jan-24	11-Jan-24	11-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.94	948596	HKD	(500,000,000.00)	(63,694,673.21)	5-Jan-24	12-Jan-24	14-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD04.00	949688	HKD	(500,000,000.00)	(63,704,411.53)	9-Jan-24	17-Jan-24	17-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.97	936654	HKD	(500,000,000.00)	(63,694,673.21)	20-Dec-23	8-Jan-24	8-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.847	951627	HKD	(300,000,000.00)	(38,216,803.93)	11-Jan-24	22-Jan-24	22-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD04.00A	950300	HKD	(300,000,000.00)	(38,216,803.93)	9-Jan-24	16-Jan-24	16-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0925HKD04.14	832249	HKD	(80,000,000.00)	(10,270,235.57)	1-Sep-23	11-Sep-23	11-Sep-25
Sub-total Maturing Borrowings				(2,380,000,000.00)	(303,275,470.67)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0825IDR05.20	5962	IDR	(44,800,000,000.00)	(2,735,042.74)	24-Jun-20	29-Jul-20	5-Aug-25
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0725IDR05.24	5932	IDR	(42,500,000,000.00)	(2,622,647.33)	20-May-20	29-Jun-20	8-Jul-25
Sub-total Maturing Borrowings				(87,300,000,000.00)	(5,357,690.07)

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0725KZT13.5	758200	KZT	(10,000,000,000.00)	(19,245,573.52)	8-Jun-23	16-Jun-23	3-Jul-25
Sub-total Maturing Borrowings				(10,000,000,000.00)	(19,245,573.52)

New Turkish Lira
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0725TRY00.00	5381	TRY	(27,500,000.00)	(677,435.01)	14-Jun-18	30-Jul-18	31-Jul-25
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0825TRY00.00	5123	TRY	(20,000,000.00)	(489,073.49)	4-Aug-17	15-Aug-17	15-Aug-25
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0825TRY00.00	5142	TRY	(20,000,000.00)	(489,073.49)	8-Sep-17	15-Sep-17	15-Aug-25
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0825TRY00.00	5182	TRY	(20,000,000.00)	(489,073.49)	20-Oct-17	27-Oct-17	15-Aug-25
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0825TRY00.00A	5409	TRY	(29,500,000.00)	(716,885.94)	12-Jul-18	29-Aug-18	29-Aug-25
Sub-total Maturing Borrowings				(117,000,000.00)	(2,861,541.42)

Peso Uruguayo

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL UYU/IBRD/PV MTN Non-Core (Non- Retail)/0925UYU08.50	826884	UYU	(400,000,000.00)	(9,983,776.36)	23-Aug-23	5-Sep-23	5-Sep-25
	BOND/SELL UYU/IBRD/Other Structures (Non-Retail)/0925UYUSTR	6294	UYU	(636,300,000.00)	(15,897,564.02)	11-Aug-20	3-Sep-20	3-Sep-25
Sub-total Maturing Borrowings				(1,036,300,000.00)	(25,881,340.38)

Philippine Pesos
	BOND/SELL PHP/IBRD/PV MTN Non-Core (Non- Retail)/0725PHP02.00	5969	PHP	(500,000,000.00)	(8,796,312.59)	16-Jul-20	23-Jul-20	23-Jul-25
Sub-total Maturing Borrowings				(500,000,000.00)	(8,796,312.59)

Pounds Sterling
	BOND/SELL GBP/IBRD/Callable MTN Core (Non- Retail)/0725GBPSTR	180227	GBP	(100,000,000.00)	(135,350,000.00)	16-Jul-21	23-Jul-21	23-Jul-25
	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0925GBP05.45	830875	GBP	(50,000,000.00)	(67,652,500.00)	30-Aug-23	7-Sep-23	8-Sep-25
Sub-total Maturing Borrowings				(150,000,000.00)	(203,002,500.00)

Russian Ruble
	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non- Retail)/0725RUB04.00	5946	RUB	(1,896,500,000.00)	(24,156,158.45)	9-Jun-20	16-Jun-20	1-Jul-25
Sub-total Maturing Borrowings				(1,896,500,000.00)	(24,156,158.45)

Swedish Kronor
	BOND/SELL SEK/IBRD/PV MTN Non-Core (Non- Retail)/0925SEK00.625	5442	SEK	(1,000,000,000.00)	(106,255,246.35)	30-Aug-18	7-Sep-18	5-Sep-25
	BOND/SELL SEK/IBRD/PV MTN Non-Core (Non- Retail)/0925SEK00.625	5824	SEK	(250,000,000.00)	(26,563,811.59)	30-Dec-19	9-Jan-20	5-Sep-25
Sub-total Maturing Borrowings				(1,250,000,000.00)	(132,819,057.94)

United States Dollars
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0925USD04.98	829602	USD	(50,000,000.00)	(50,000,000.00)	29-Aug-23	6-Sep-23	8-Sep-25
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0925USD03.37	528100	USD	(16,957,000.00)	(16,957,000.00)	15-Sep-22	29-Sep-22	29-Sep-25
	BOND/SELL USD/IBRD/PV BM/0925USDFRN	5999	USD	(1,500,000,000.00)	(1,500,000,000.00)	11-Sep-20	18-Sep-20	18-Sep-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0925USDFRN	56269	USD	(250,000,000.00)	(250,000,000.00)	15-Jan-21	25-Jan-21	18-Sep-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0925USDFRN	88322	USD	(250,000,000.00)	(250,000,000.00)	4-Mar-21	11-Mar-21	18-Sep-25
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0925USDSTR	5989	USD	(8,000,000.00)	(8,000,000.00)	28-Aug-20	8-Sep-20	8-Sep-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0725USD02.50	4811	USD	(300,000,000.00)	(300,000,000.00)	7-Mar-16	14-Mar-16	29-Jul-25
	BOND/SELL USD/IBRD/PV BM/0725USD02.50	4764	USD	(3,500,000,000.00)	(3,500,000,000.00)	22-Jul-15	29-Jul-15	29-Jul-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0725USD02.50	4848	USD	(100,000,000.00)	(100,000,000.00)	18-May-16	26-May-16	29-Jul-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0725USD02.50	4817	USD	(200,000,000.00)	(200,000,000.00)	17-Mar-16	24-Mar-16	29-Jul-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0725USD02.50	5815	USD	(250,000,000.00)	(250,000,000.00)	10-Dec-19	17-Dec-19	29-Jul-25
	BOND/SELL USD/IBRD/PV BM/0725USD00.375	5970	USD	(5,000,000,000.00)	(5,000,000,000.00)	21-Jul-20	28-Jul-20	28-Jul-25
Sub-total Maturing Borrowings				(11,424,957,000.00)	(11,424,957,000.00)

Total Maturing Borrowings					(13,405,437,159.14)

Early Retirements
Euro
	BOND/SELL EUR/IBRD/Other Structures (Non- Retail)/0945EURSTR01	6195	EUR	(1,000,000.00)	(1,171,950.00)	15-Sep-15	29-Sep-25	29-Sep-45
Sub-total Maturing Borrowings				(1,000,000.00)	(1,171,950.00)

Japanese Yen
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0932JPYSTR07	4539	JPY	(1,000,000,000.00)	(6,738,771.52)	4-Sep-02	24-Sep-25	24-Sep-32
Sub-total Maturing Borrowings				(1,000,000,000.00)	(6,738,771.52)

Philippine Pesos
	BOND/BUY PHP/IBRD/PV MTN Non-Core (Non- Retail)/0427PHP04.75	1401060	PHP	(1,000,000,000.00)	(17,475,490.62)	21-Jul-25	28-Jul-25	22-Apr-27
Sub-total Early Retirements				(1,000,000,000.00)	(17,475,490.62)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR	1399976	USD	(50,000,000.00)	(50,000,000.00)	18-Jul-25	8-Aug-25	8-Aug-44
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0129USDSTR	1375131	USD	(50,000,000.00)	(50,000,000.00)	20-Jun-25	14-Jul-25	12-Jan-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR05	1366663	USD	(20,000,000.00)	(20,000,000.00)	16-Jun-25	3-Jul-25	3-Apr-35
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR03	1415424	USD	(100,000,000.00)	(100,000,000.00)	12-Aug-25	4-Sep-25	4-Sep-31
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0929USDSTR	1416065	USD	(150,000,000.00)	(150,000,000.00)	13-Aug-25	4-Sep-25	4-Sep-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR04	1409496	USD	(100,000,000.00)	(100,000,000.00)	6-Aug-25	28-Aug-25	28-Aug-44
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0927USDSTR05	1417491	USD	(125,000,000.00)	(125,000,000.00)	15-Aug-25	9-Sep-25	9-Sep-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0335USDSTR09	1435991	USD	(25,000,000.00)	(25,000,000.00)	8-Sep-25	26-Sep-25	26-Mar-35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0833USDSTR07	1408409	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-25	26-Aug-25	26-Aug-33
Sub-total Early Retirements				(645,000,000.00)	(645,000,000.00)

Total Early Retirements					(670,386,212.14)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term July 01 2025 through September 30 2025

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260325 WB	1402879	USD	100,000,000.00	100,000,000.00	24-Jul-25	28-Jul-25	25-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260210 WB	1439258	USD	100,000,000.00	100,000,000.00	15-Sep-25	16-Sep-25	10-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1389932	USD	100,000,000.00	100,000,000.00	10-Jul-25	10-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1404870	USD	100,000,000.00	100,000,000.00	28-Jul-25	28-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1445509	USD	100,000,000.00	100,000,000.00	18-Sep-25	18-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1445511	USD	100,000,000.00	100,000,000.00	18-Sep-25	18-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1389933	USD	100,000,000.00	100,000,000.00	10-Jul-25	11-Jul-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1389934	USD	100,000,000.00	100,000,000.00	10-Jul-25	10-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1406218	USD	100,000,000.00	100,000,000.00	30-Jul-25	30-Jul-25	1-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1406219	USD	100,000,000.00	100,000,000.00	30-Jul-25	30-Jul-25	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1406220	USD	100,000,000.00	100,000,000.00	30-Jul-25	30-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1446861	USD	100,000,000.00	100,000,000.00	22-Sep-25	22-Sep-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1393491	USD	100,000,000.00	100,000,000.00	15-Jul-25	15-Jul-25	1-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1393498	USD	100,000,000.00	100,000,000.00	15-Jul-25	16-Jul-25	1-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1446864	USD	100,000,000.00	100,000,000.00	22-Sep-25	22-Sep-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1446866	USD	100,000,000.00	100,000,000.00	22-Sep-25	22-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1446867	USD	100,000,000.00	100,000,000.00	22-Sep-25	22-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1394168	USD	100,000,000.00	100,000,000.00	16-Jul-25	16-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1394169	USD	100,000,000.00	100,000,000.00	16-Jul-25	16-Jul-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1394170	USD	100,000,000.00	100,000,000.00	16-Jul-25	18-Jul-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1382673	USD	100,000,000.00	100,000,000.00	1-Jul-25	1-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1382674	USD	100,000,000.00	100,000,000.00	1-Jul-25	1-Jul-25	1-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1382675	USD	100,000,000.00	100,000,000.00	1-Jul-25	1-Jul-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1382676	USD	100,000,000.00	100,000,000.00	1-Jul-25	1-Jul-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1430618	USD	100,000,000.00	100,000,000.00	3-Sep-25	4-Sep-25	30-Jan-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1430620	USD	100,000,000.00	100,000,000.00	3-Sep-25	4-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1383140	USD	100,000,000.00	100,000,000.00	2-Jul-25	2-Jul-25	1-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1383141	USD	100,000,000.00	100,000,000.00	2-Jul-25	2-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1409038	USD	100,000,000.00	100,000,000.00	5-Aug-25	5-Aug-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1383666	USD	100,000,000.00	100,000,000.00	3-Jul-25	3-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1383668	USD	100,000,000.00	100,000,000.00	3-Jul-25	3-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1449042	USD	100,000,000.00	100,000,000.00	25-Sep-25	25-Sep-25	1-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1449044	USD	100,000,000.00	100,000,000.00	25-Sep-25	25-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1383669	USD	100,000,000.00	100,000,000.00	3-Jul-25	3-Jul-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1383670	USD	100,000,000.00	100,000,000.00	3-Jul-25	3-Jul-25	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1436449	USD	100,000,000.00	100,000,000.00	9-Sep-25	9-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1436450	USD	100,000,000.00	100,000,000.00	9-Sep-25	9-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1450595	USD	100,000,000.00	100,000,000.00	29-Sep-25	29-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1384132	USD	100,000,000.00	100,000,000.00	7-Jul-25	7-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1384133	USD	100,000,000.00	100,000,000.00	7-Jul-25	7-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1426266	USD	100,000,000.00	100,000,000.00	26-Aug-25	27-Aug-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1438042	USD	100,000,000.00	100,000,000.00	11-Sep-25	11-Sep-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1438043	USD	100,000,000.00	100,000,000.00	11-Sep-25	11-Sep-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1388572	USD	100,000,000.00	100,000,000.00	8-Jul-25	8-Jul-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251003 WB	1388573	USD	100,000,000.00	100,000,000.00	8-Jul-25	8-Jul-25	3-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1388574	USD	100,000,000.00	100,000,000.00	8-Jul-25	8-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1402878	USD	100,000,000.00	100,000,000.00	24-Jul-25	28-Jul-25	1-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1402880	USD	100,000,000.00	100,000,000.00	24-Jul-25	25-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1439257	USD	100,000,000.00	100,000,000.00	15-Sep-25	16-Sep-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1389315	USD	100,000,000.00	100,000,000.00	9-Jul-25	9-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251029 WB	1389316	USD	100,000,000.00	100,000,000.00	9-Jul-25	9-Jul-25	29-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260223 WB	1445510	USD	100,000,000.00	100,000,000.00	18-Sep-25	18-Sep-25	23-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251218 WB	1413519	USD	15,000,000.00	15,000,000.00	7-Aug-25	8-Aug-25	18-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251226 WB	1413520	USD	15,000,000.00	15,000,000.00	7-Aug-25	8-Aug-25	26-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251106 WB	1393494	USD	40,000,000.00	40,000,000.00	15-Jul-25	16-Jul-25	6-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251107 WB	1393495	USD	50,000,000.00	50,000,000.00	15-Jul-25	16-Jul-25	7-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251020 WB	1401056	USD	25,000,000.00	25,000,000.00	21-Jul-25	22-Jul-25	20-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251117 WB	1401698	USD	45,000,000.00	45,000,000.00	22-Jul-25	28-Jul-25	17-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260123 WB	1401699	USD	62,500,000.00	62,500,000.00	22-Jul-25	29-Jul-25	23-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251030 WB	1426921	USD	25,000,000.00	25,000,000.00	27-Aug-25	28-Aug-25	30-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251104 WB	1393488	USD	50,000,000.00	50,000,000.00	15-Jul-25	15-Jul-25	4-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251223 WB	1431358	USD	50,000,000.00	50,000,000.00	4-Sep-25	4-Sep-25	23-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260522 WB	1446194	USD	10,000,000.00	10,000,000.00	19-Sep-25	19-Sep-25	22-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251217 WB	1383665	USD	40,000,000.00	40,000,000.00	3-Jul-25	8-Jul-25	17-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251231 WB	1401054	USD	5,230,000.00	5,230,000.00	21-Jul-25	23-Jul-25	31-Dec-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1449043	USD	25,000,000.00	25,000,000.00	25-Sep-25	25-Sep-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251212 WB	1430615	USD	50,000,000.00	50,000,000.00	3-Sep-25	3-Sep-25	12-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1449736	USD	150,000,000.00	150,000,000.00	26-Sep-25	26-Sep-25	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251002 WB	1382678	USD	9,223,000.00	9,223,000.00	1-Jul-25	3-Jul-25	2-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260416 WB	1448433	USD	50,000,000.00	50,000,000.00	24-Sep-25	25-Sep-25	16-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251103 WB	1445508	USD	30,000,000.00	30,000,000.00	18-Sep-25	18-Sep-25	3-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251015 WB	1406213	USD	25,000,000.00	25,000,000.00	30-Jul-25	31-Jul-25	15-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251031 WB	1406216	USD	24,250,000.00	24,250,000.00	30-Jul-25	31-Jul-25	31-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251014 WB	1406222	USD	14,000,000.00	14,000,000.00	30-Jul-25	7-Aug-25	14-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251009 WB	1392155	USD	11,000,000.00	11,000,000.00	11-Jul-25	11-Jul-25	9-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1446195	USD	45,000,000.00	45,000,000.00	19-Sep-25	22-Sep-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251103 WB	1446196	USD	225,000,000.00	225,000,000.00	19-Sep-25	19-Sep-25	3-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251017 WB	1446862	USD	60,000,000.00	60,000,000.00	22-Sep-25	22-Sep-25	17-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251003 WB	1393493	USD	17,000,000.00	17,000,000.00	15-Jul-25	18-Jul-25	3-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251112 WB	1393496	USD	50,000,000.00	50,000,000.00	15-Jul-25	16-Jul-25	12-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1393497	USD	60,000,000.00	60,000,000.00	15-Jul-25	18-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251009 WB	1446863	USD	25,000,000.00	25,000,000.00	22-Sep-25	22-Sep-25	9-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251128 WB	1446865	USD	70,000,000.00	70,000,000.00	22-Sep-25	22-Sep-25	28-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1447795	USD	27,700,000.00	27,700,000.00	23-Sep-25	25-Sep-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251125 WB	1394166	USD	200,000,000.00	200,000,000.00	16-Jul-25	16-Jul-25	25-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1447796	USD	30,000,000.00	30,000,000.00	23-Sep-25	24-Sep-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1447797	USD	10,000,000.00	10,000,000.00	23-Sep-25	24-Sep-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448432	USD	15,000,000.00	15,000,000.00	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448436	USD	15,000,000.00	15,000,000.00	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1448438	USD	18,653,000.00	18,653,000.00	24-Sep-25	25-Sep-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448439	USD	15,000,000.00	15,000,000.00	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448440	USD	20,000,000.00	20,000,000.00	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1399965	USD	50,000,000.00	50,000,000.00	18-Jul-25	18-Jul-25	1-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251003 WB	1399966	USD	11,500,000.00	11,500,000.00	18-Jul-25	22-Jul-25	3-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1399967	USD	3,900,000.00	3,900,000.00	18-Jul-25	22-Jul-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1399969	USD	200,000,000.00	200,000,000.00	18-Jul-25	21-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251202 WB	1426924	USD	25,000,000.00	25,000,000.00	27-Aug-25	3-Sep-25	2-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251204 WB	1430616	USD	37,000,000.00	37,000,000.00	3-Sep-25	10-Sep-25	4-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1430617	USD	45,000,000.00	45,000,000.00	3-Sep-25	10-Sep-25	1-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251017 WB	1401055	USD	25,000,000.00	25,000,000.00	21-Jul-25	21-Jul-25	17-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1449041	USD	70,000,000.00	70,000,000.00	25-Sep-25	26-Sep-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1383667	USD	5,000,000.00	5,000,000.00	3-Jul-25	3-Jul-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251027 WB	1401683	USD	50,000,000.00	50,000,000.00	22-Jul-25	22-Jul-25	27-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1401684	USD	10,000,000.00	10,000,000.00	22-Jul-25	25-Jul-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251028 WB	1401685	USD	20,000,000.00	20,000,000.00	22-Jul-25	28-Jul-25	28-Oct-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251027 WB	1401686	USD	34,000,000.00	34,000,000.00	22-Jul-25	29-Jul-25	27-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251219 WB	1401695	USD	50,000,000.00	50,000,000.00	22-Jul-25	22-Jul-25	19-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251219 WB	1401696	USD	90,000,000.00	90,000,000.00	22-Jul-25	28-Jul-25	19-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251204 WB	1413518	USD	10,000,000.00	10,000,000.00	7-Aug-25	8-Aug-25	4-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251103 WB	1449045	USD	300,000,000.00	300,000,000.00	25-Sep-25	26-Sep-25	3-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251126 WB	1401697	USD	45,000,000.00	45,000,000.00	22-Jul-25	28-Jul-25	26-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1401700	USD	62,500,000.00	62,500,000.00	22-Jul-25	29-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251202 WB	1436448	USD	50,000,000.00	50,000,000.00	9-Sep-25	9-Sep-25	2-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251202 WB	1436455	USD	5,000,000.00	5,000,000.00	9-Sep-25	15-Sep-25	2-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251219 WB	1436456	USD	70,000,000.00	70,000,000.00	9-Sep-25	9-Sep-25	19-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1449735	USD	75,000,000.00	75,000,000.00	26-Sep-25	26-Sep-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251224 WB	1426262	USD	250,000,000.00	250,000,000.00	26-Aug-25	26-Aug-25	24-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251003 WB	1426264	USD	5,000,000.00	5,000,000.00	26-Aug-25	28-Aug-25	3-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251119 WB	1450593	USD	200,000,000.00	200,000,000.00	29-Sep-25	29-Sep-25	19-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251119 WB	1450594	USD	336,000,000.00	336,000,000.00	29-Sep-25	29-Sep-25	19-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260114 WB	1450596	USD	200,000,000.00	200,000,000.00	29-Sep-25	29-Sep-25	14-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251112 WB	1402332	USD	40,000,000.00	40,000,000.00	23-Jul-25	25-Jul-25	12-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251128 WB	1426920	USD	50,000,000.00	50,000,000.00	27-Aug-25	28-Aug-25	28-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251126 WB	1426923	USD	25,000,000.00	25,000,000.00	27-Aug-25	28-Aug-25	26-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251128 WB	1426925	USD	13,000,000.00	13,000,000.00	27-Aug-25	2-Sep-25	28-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251014 WB	1426926	USD	51,186,000.00	51,186,000.00	27-Aug-25	27-Aug-25	14-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251031 WB	1426927	USD	50,000,000.00	50,000,000.00	27-Aug-25	27-Aug-25	31-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251215 WB	1439259	USD	20,000,000.00	20,000,000.00	15-Sep-25	18-Sep-25	15-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251121 WB	1439260	USD	60,000,000.00	60,000,000.00	15-Sep-25	22-Sep-25	21-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251215 WB	1403703	USD	200,000,000.00	200,000,000.00	25-Jul-25	25-Jul-25	15-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1404865	USD	200,000,000.00	200,000,000.00	28-Jul-25	29-Jul-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251112 WB	1440039	USD	32,000,000.00	32,000,000.00	16-Sep-25	19-Sep-25	12-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251215 WB	1440040	USD	21,000,000.00	21,000,000.00	16-Sep-25	16-Sep-25	15-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1440043	USD	200,000,000.00	200,000,000.00	16-Sep-25	22-Sep-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250811 WB	1405430	USD	150,000,000.00	150,000,000.00	29-Jul-25	29-Jul-25	11-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250811 WB	1406223	USD	50,200,000.00	50,200,000.00	30-Jul-25	30-Jul-25	11-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250804 WB	1399328	USD	150,000,000.00	150,000,000.00	17-Jul-25	21-Jul-25	4-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250804 WB	1399963	USD	200,000,000.00	200,000,000.00	18-Jul-25	18-Jul-25	4-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1392844	USD	100,000,000.00	100,000,000.00	14-Jul-25	14-Jul-25	7-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1413517	USD	3,000,000.00	3,000,000.00	7-Aug-25	12-Aug-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1392840	USD	250,000,000.00	250,000,000.00	14-Jul-25	17-Jul-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1394167	USD	250,000,000.00	250,000,000.00	16-Jul-25	16-Jul-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250818 WB	1408382	USD	150,000,000.00	150,000,000.00	4-Aug-25	5-Aug-25	18-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1426919	USD	200,000,000.00	200,000,000.00	27-Aug-25	27-Aug-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1426922	USD	5,000,000.00	5,000,000.00	27-Aug-25	28-Aug-25	12-Sep-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250916 WB	1402881	USD	20,000,000.00	20,000,000.00	24-Jul-25	28-Jul-25	16-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1399962	USD	203,000,000.00	203,000,000.00	18-Jul-25	18-Jul-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250813 WB	1399326	USD	150,000,000.00	150,000,000.00	17-Jul-25	21-Jul-25	13-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250924 WB	1383664	USD	30,000,000.00	30,000,000.00	3-Jul-25	3-Jul-25	24-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1399327	USD	100,000,000.00	100,000,000.00	17-Jul-25	18-Jul-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1399964	USD	200,000,000.00	200,000,000.00	18-Jul-25	18-Jul-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1401053	USD	200,000,000.00	200,000,000.00	21-Jul-25	21-Jul-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1393492	USD	2,000,000.00	2,000,000.00	15-Jul-25	16-Jul-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1407568	USD	10,000,000.00	10,000,000.00	1-Aug-25	1-Aug-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1407569	USD	10,000,000.00	10,000,000.00	1-Aug-25	1-Aug-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1407574	USD	10,000,000.00	10,000,000.00	1-Aug-25	1-Aug-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1405433	USD	30,000,000.00	30,000,000.00	29-Jul-25	7-Aug-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1405434	USD	25,000,000.00	25,000,000.00	29-Jul-25	4-Aug-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250825 WB	1405429	USD	50,000,000.00	50,000,000.00	29-Jul-25	29-Jul-25	25-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250825 WB	1409036	USD	100,000,000.00	100,000,000.00	5-Aug-25	5-Aug-25	25-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1426918	USD	200,000,000.00	200,000,000.00	27-Aug-25	27-Aug-25	9-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1408383	USD	25,000,000.00	25,000,000.00	4-Aug-25	4-Aug-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1393487	USD	5,000,000.00	5,000,000.00	15-Jul-25	15-Jul-25	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1402331	USD	300,000,000.00	300,000,000.00	23-Jul-25	23-Jul-25	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250917 WB	1407566	USD	20,000,000.00	20,000,000.00	1-Aug-25	1-Aug-25	17-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250905 WB	1392841	USD	250,000,000.00	250,000,000.00	14-Jul-25	17-Jul-25	5-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250922 WB	1392843	USD	60,000,000.00	60,000,000.00	14-Jul-25	21-Jul-25	22-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250929 WB	1426917	USD	15,000,000.00	15,000,000.00	27-Aug-25	27-Aug-25	29-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250902 WB	1426265	USD	6,000,000.00	6,000,000.00	26-Aug-25	28-Aug-25	2-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1382677	USD	45,000,000.00	45,000,000.00	1-Jul-25	10-Jul-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1399968	USD	25,000,000.00	25,000,000.00	18-Jul-25	22-Jul-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250930 WB	1408385	USD	25,000,000.00	25,000,000.00	4-Aug-25	4-Aug-25	30-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250930 WB	1408386	USD	25,000,000.00	25,000,000.00	4-Aug-25	4-Aug-25	30-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1383139	USD	150,000,000.00	150,000,000.00	2-Jul-25	7-Jul-25	14-Jul-25
Sub-total New Borrowings				14,020,842,000.00	14,020,842,000.00

Total New Borrowings					14,020,842,000.00

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250710 WB	1307912	USD	(50,000,000.00)	(50,000,000.00)	1-Apr-25	2-Apr-25	10-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250710 WB	1307913	USD	(50,000,000.00)	(50,000,000.00)	1-Apr-25	2-Apr-25	10-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250725 WB	1324755	USD	(10,000,000.00)	(10,000,000.00)	17-Apr-25	28-Apr-25	25-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1340835	USD	(44,000,000.00)	(44,000,000.00)	12-May-25	12-May-25	7-Aug-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1341306	USD	(30,000,000.00)	(30,000,000.00)	13-May-25	14-May-25	7-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1342234	USD	(30,000,000.00)	(30,000,000.00)	15-May-25	16-May-25	7-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1349148	USD	(6,700,000.00)	(6,700,000.00)	20-May-25	22-May-25	7-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250811 WB	1405430	USD	(150,000,000.00)	(150,000,000.00)	29-Jul-25	29-Jul-25	11-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250811 WB	1406223	USD	(50,200,000.00)	(50,200,000.00)	30-Jul-25	30-Jul-25	11-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250804 WB	1340834	USD	(25,000,000.00)	(25,000,000.00)	12-May-25	12-May-25	4-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250804 WB	1399328	USD	(150,000,000.00)	(150,000,000.00)	17-Jul-25	21-Jul-25	4-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250804 WB	1399963	USD	(200,000,000.00)	(200,000,000.00)	18-Jul-25	18-Jul-25	4-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1392844	USD	(100,000,000.00)	(100,000,000.00)	14-Jul-25	14-Jul-25	7-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250725 WB	1340833	USD	(16,000,000.00)	(16,000,000.00)	12-May-25	12-May-25	25-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1261103	USD	(100,000,000.00)	(100,000,000.00)	3-Feb-25	5-Feb-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1276844	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-25	24-Feb-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1300697	USD	(100,000,000.00)	(100,000,000.00)	24-Mar-25	25-Mar-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1305274	USD	(25,000,000.00)	(25,000,000.00)	31-Mar-25	1-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250728 WB	1301212	USD	(50,000,000.00)	(50,000,000.00)	25-Mar-25	26-Mar-25	28-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1317893	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-25	14-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1304232	USD	(100,000,000.00)	(100,000,000.00)	28-Mar-25	1-Apr-25	8-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1326148	USD	(50,000,000.00)	(50,000,000.00)	21-Apr-25	21-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1326162	USD	(5,600,000.00)	(5,600,000.00)	21-Apr-25	22-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1328587	USD	(25,000,000.00)	(25,000,000.00)	24-Apr-25	24-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1328589	USD	(25,000,000.00)	(25,000,000.00)	24-Apr-25	24-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1328591	USD	(7,500,000.00)	(7,500,000.00)	24-Apr-25	28-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1329335	USD	(20,000,000.00)	(20,000,000.00)	25-Apr-25	25-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1329336	USD	(20,000,000.00)	(20,000,000.00)	25-Apr-25	25-Apr-25	1-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1317892	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-25	14-Apr-25	8-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1324743	USD	(100,000,000.00)	(100,000,000.00)	17-Apr-25	17-Apr-25	8-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1324744	USD	(100,000,000.00)	(100,000,000.00)	17-Apr-25	17-Apr-25	8-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1300696	USD	(100,000,000.00)	(100,000,000.00)	24-Mar-25	25-Mar-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1301211	USD	(50,000,000.00)	(50,000,000.00)	25-Mar-25	26-Mar-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1328594	USD	(9,000,000.00)	(9,000,000.00)	24-Apr-25	30-Apr-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1329337	USD	(300,000,000.00)	(300,000,000.00)	25-Apr-25	28-Apr-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1341299	USD	(25,000,000.00)	(25,000,000.00)	13-May-25	16-May-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250811 WB	1303326	USD	(25,000,000.00)	(25,000,000.00)	27-Mar-25	28-Mar-25	11-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250822 WB	1353519	USD	(20,000,000.00)	(20,000,000.00)	28-May-25	4-Jun-25	22-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1413517	USD	(3,000,000.00)	(3,000,000.00)	7-Aug-25	12-Aug-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1392840	USD	(250,000,000.00)	(250,000,000.00)	14-Jul-25	17-Jul-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1394167	USD	(250,000,000.00)	(250,000,000.00)	16-Jul-25	16-Jul-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1290534	USD	(10,000,000.00)	(10,000,000.00)	11-Mar-25	12-Mar-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1317897	USD	(32,000,000.00)	(32,000,000.00)	14-Apr-25	14-Apr-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1289149	USD	(100,000,000.00)	(100,000,000.00)	7-Mar-25	10-Mar-25	26-Sep-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1293499	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-25	19-Mar-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250818 WB	1408382	USD	(150,000,000.00)	(150,000,000.00)	4-Aug-25	5-Aug-25	18-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1426919	USD	(200,000,000.00)	(200,000,000.00)	27-Aug-25	27-Aug-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1426922	USD	(5,000,000.00)	(5,000,000.00)	27-Aug-25	28-Aug-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250916 WB	1402881	USD	(20,000,000.00)	(20,000,000.00)	24-Jul-25	28-Jul-25	16-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1375678	USD	(30,000,000.00)	(30,000,000.00)	23-Jun-25	23-Jun-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1375680	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-25	23-Jun-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1376972	USD	(16,023,000.00)	(16,023,000.00)	24-Jun-25	25-Jun-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1399962	USD	(203,000,000.00)	(203,000,000.00)	18-Jul-25	18-Jul-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1307915	USD	(100,000,000.00)	(100,000,000.00)	1-Apr-25	3-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250813 WB	1399326	USD	(150,000,000.00)	(150,000,000.00)	17-Jul-25	21-Jul-25	13-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1232240	USD	(100,000,000.00)	(100,000,000.00)	19-Dec-24	20-Dec-24	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1375675	USD	(40,000,000.00)	(40,000,000.00)	23-Jun-25	23-Jun-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1276840	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-25	21-Feb-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1318842	USD	(100,000,000.00)	(100,000,000.00)	15-Apr-25	15-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1324751	USD	(100,000,000.00)	(100,000,000.00)	17-Apr-25	17-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1317891	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-25	14-Apr-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250828 WB	1352474	USD	(30,000,000.00)	(30,000,000.00)	27-May-25	30-May-25	28-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250924 WB	1383664	USD	(30,000,000.00)	(30,000,000.00)	3-Jul-25	3-Jul-25	24-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1399327	USD	(100,000,000.00)	(100,000,000.00)	17-Jul-25	18-Jul-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1399964	USD	(200,000,000.00)	(200,000,000.00)	18-Jul-25	18-Jul-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1401053	USD	(200,000,000.00)	(200,000,000.00)	21-Jul-25	21-Jul-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1326158	USD	(40,000,000.00)	(40,000,000.00)	21-Apr-25	22-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1340831	USD	(100,000,000.00)	(100,000,000.00)	12-May-25	12-May-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1327799	USD	(200,000,000.00)	(200,000,000.00)	23-Apr-25	24-Apr-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1352472	USD	(27,000,000.00)	(27,000,000.00)	27-May-25	27-May-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1375677	USD	(5,000,000.00)	(5,000,000.00)	23-Jun-25	23-Jun-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1263872	USD	(150,000,000.00)	(150,000,000.00)	10-Feb-25	11-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1393492	USD	(2,000,000.00)	(2,000,000.00)	15-Jul-25	16-Jul-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1407568	USD	(10,000,000.00)	(10,000,000.00)	1-Aug-25	1-Aug-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1407569	USD	(10,000,000.00)	(10,000,000.00)	1-Aug-25	1-Aug-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1407574	USD	(10,000,000.00)	(10,000,000.00)	1-Aug-25	1-Aug-25	8-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1317885	USD	(100,000,000.00)	(100,000,000.00)	14-Apr-25	14-Apr-25	9-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1318844	USD	(100,000,000.00)	(100,000,000.00)	15-Apr-25	15-Apr-25	9-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1375686	USD	(31,670,000.00)	(31,670,000.00)	23-Jun-25	25-Jun-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1405433	USD	(30,000,000.00)	(30,000,000.00)	29-Jul-25	7-Aug-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1405434	USD	(25,000,000.00)	(25,000,000.00)	29-Jul-25	4-Aug-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250825 WB	1405429	USD	(50,000,000.00)	(50,000,000.00)	29-Jul-25	29-Jul-25	25-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250825 WB	1409036	USD	(100,000,000.00)	(100,000,000.00)	5-Aug-25	5-Aug-25	25-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1271492	USD	(100,000,000.00)	(100,000,000.00)	18-Feb-25	20-Feb-25	29-Aug-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1271494	USD	(60,000,000.00)	(60,000,000.00)	18-Feb-25	24-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1276843	USD	(50,000,000.00)	(50,000,000.00)	20-Feb-25	21-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1276845	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-25	24-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1327795	USD	(100,000,000.00)	(100,000,000.00)	23-Apr-25	23-Apr-25	9-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1233069	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-24	23-Dec-24	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1293498	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-25	19-Mar-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1317889	USD	(100,000,000.00)	(100,000,000.00)	14-Apr-25	14-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1426918	USD	(200,000,000.00)	(200,000,000.00)	27-Aug-25	27-Aug-25	9-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1324746	USD	(100,000,000.00)	(100,000,000.00)	17-Apr-25	17-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1326149	USD	(75,000,000.00)	(75,000,000.00)	21-Apr-25	21-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1326154	USD	(50,000,000.00)	(50,000,000.00)	21-Apr-25	22-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1327796	USD	(25,000,000.00)	(25,000,000.00)	23-Apr-25	24-Apr-25	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250917 WB	1326156	USD	(50,000,000.00)	(50,000,000.00)	21-Apr-25	22-Apr-25	17-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1408383	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-25	4-Aug-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250911 WB	1376994	USD	(500,000,000.00)	(500,000,000.00)	24-Jun-25	24-Jun-25	11-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1393487	USD	(5,000,000.00)	(5,000,000.00)	15-Jul-25	15-Jul-25	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1402331	USD	(300,000,000.00)	(300,000,000.00)	23-Jul-25	23-Jul-25	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250917 WB	1376988	USD	(50,000,000.00)	(50,000,000.00)	24-Jun-25	24-Jun-25	17-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250917 WB	1407566	USD	(20,000,000.00)	(20,000,000.00)	1-Aug-25	1-Aug-25	17-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250905 WB	1317895	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-25	14-Apr-25	5-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250814 WB	1341302	USD	(45,000,000.00)	(45,000,000.00)	13-May-25	16-May-25	14-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250905 WB	1392841	USD	(250,000,000.00)	(250,000,000.00)	14-Jul-25	17-Jul-25	5-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250922 WB	1326153	USD	(150,000,000.00)	(150,000,000.00)	21-Apr-25	21-Apr-25	22-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250902 WB	1353518	USD	(13,000,000.00)	(13,000,000.00)	28-May-25	4-Jun-25	2-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1316957	USD	(50,000,000.00)	(50,000,000.00)	11-Apr-25	14-Apr-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250922 WB	1392843	USD	(60,000,000.00)	(60,000,000.00)	14-Jul-25	21-Jul-25	22-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250929 WB	1426917	USD	(15,000,000.00)	(15,000,000.00)	27-Aug-25	27-Aug-25	29-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250822 WB	1317890	USD	(40,000,000.00)	(40,000,000.00)	14-Apr-25	14-Apr-25	22-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250902 WB	1426265	USD	(6,000,000.00)	(6,000,000.00)	26-Aug-25	28-Aug-25	2-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1382677	USD	(45,000,000.00)	(45,000,000.00)	1-Jul-25	10-Jul-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1399968	USD	(25,000,000.00)	(25,000,000.00)	18-Jul-25	22-Jul-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1317896	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-25	14-Apr-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1326155	USD	(50,000,000.00)	(50,000,000.00)	21-Apr-25	22-Apr-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250923 WB	1376992	USD	(35,194,000.00)	(35,194,000.00)	24-Jun-25	24-Jun-25	23-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250930 WB	1408385	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-25	4-Aug-25	30-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250930 WB	1408386	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-25	4-Aug-25	30-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250711 WB	1326176	USD	(21,000,000.00)	(21,000,000.00)	21-Apr-25	28-Apr-25	11-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250721 WB	1341303	USD	(60,000,000.00)	(60,000,000.00)	13-May-25	16-May-25	21-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1280733	USD	(3,750,000.00)	(3,750,000.00)	27-Feb-25	28-Feb-25	3-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250718 WB	1307914	USD	(25,000,000.00)	(25,000,000.00)	1-Apr-25	2-Apr-25	18-Jul-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250708 WB	1326620	USD	(40,000,000.00)	(40,000,000.00)	22-Apr-25	23-Apr-25	8-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250722 WB	1326618	USD	(2,000,000.00)	(2,000,000.00)	22-Apr-25	28-Apr-25	22-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250711 WB	1328593	USD	(4,000,000.00)	(4,000,000.00)	24-Apr-25	30-Apr-25	11-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1301349	USD	(1,930,000.00)	(1,930,000.00)	26-Mar-25	28-Mar-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1317883	USD	(16,103,000.00)	(16,103,000.00)	14-Apr-25	15-Apr-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1318848	USD	(3,250,000.00)	(3,250,000.00)	15-Apr-25	16-Apr-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1326623	USD	(5,154,000.00)	(5,154,000.00)	22-Apr-25	23-Apr-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1328588	USD	(13,964,000.00)	(13,964,000.00)	24-Apr-25	25-Apr-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1341764	USD	(500,000,000.00)	(500,000,000.00)	14-May-25	14-May-25	14-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1376973	USD	(300,000,000.00)	(300,000,000.00)	24-Jun-25	24-Jun-25	14-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1383139	USD	(150,000,000.00)	(150,000,000.00)	2-Jul-25	7-Jul-25	14-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1326161	USD	(1,500,000.00)	(1,500,000.00)	21-Apr-25	22-Apr-25	3-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1326173	USD	(21,000,000.00)	(21,000,000.00)	21-Apr-25	28-Apr-25	3-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1328597	USD	(4,000,000.00)	(4,000,000.00)	24-Apr-25	30-Apr-25	3-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250722 WB	1326619	USD	(15,000,000.00)	(15,000,000.00)	22-Apr-25	23-Apr-25	22-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250722 WB	1328596	USD	(8,000,000.00)	(8,000,000.00)	24-Apr-25	30-Apr-25	22-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250718 WB	1328595	USD	(25,000,000.00)	(25,000,000.00)	24-Apr-25	30-Apr-25	18-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1290536	USD	(50,000,000.00)	(50,000,000.00)	11-Mar-25	12-Mar-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250724 WB	1290532	USD	(50,000,000.00)	(50,000,000.00)	11-Mar-25	12-Mar-25	24-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1257906	USD	(100,000,000.00)	(100,000,000.00)	28-Jan-25	30-Jan-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1232241	USD	(100,000,000.00)	(100,000,000.00)	19-Dec-24	20-Dec-24	14-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250711 WB	1329343	USD	(100,000,000.00)	(100,000,000.00)	25-Apr-25	28-Apr-25	11-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1301210	USD	(100,000,000.00)	(100,000,000.00)	25-Mar-25	26-Mar-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1301341	USD	(100,000,000.00)	(100,000,000.00)	26-Mar-25	26-Mar-25	1-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250718 WB	1329342	USD	(100,000,000.00)	(100,000,000.00)	25-Apr-25	28-Apr-25	18-Jul-25
Sub-total Maturing Borrowings				(11,043,538,000.00)	(11,043,538,000.00)

Total Maturing Borrowings					(11,043,538,000.00)